   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 2000

                                               REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            BARR LABORATORIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             NEW YORK                           22-1927534
 (STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)           IDENTIFICATION NO.)

                            ------------------------

                          2 QUAKER ROAD, PO BOX D 2900
                          POMONA, NEW YORK 10970-0519
                                 (914) 362-1100
                         (ADDRESS AND TELEPHONE NUMBER
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 MARTIN ZEIGER
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            BARR LABORATORIES, INC.
                          2 QUAKER ROAD, PO BOX D 2900
                             POMONA, NY 10970-0519
                                 (914) 362-1100
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

         M. FINLEY MAXSON                    JONATHAN I. MARK
         WINSTON & STRAWN                CAHILL GORDON & REINDEL
       35 WEST WACKER DRIVE                   80 PINE STREET
     CHICAGO, ILLINOIS 60601             NEW YORK, NEW YORK 10005
          (312) 558-5600                      (212) 701-3000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM        PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF           AMOUNT TO BE           OFFERING PRICE        AGGREGATE OFFERING          AMOUNT OF
 SECURITIES TO BE REGISTERED        REGISTERED(1)            PER UNIT(2)               PRICE(2)            REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock ($.0l
  par-value)..................     4,025,000 shares             $74.78               $300,989,500             $79,461.23
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Includes 525,000 shares to be issued solely to cover an over-allotment option granted to the underwriters. See "Underwriting."

(2) Estimated pursuant to paragraph (c) of Rule 457 under the Securities Act of 1933 solely for the purposes of calculating the amount of the registration fee on the basis of the average of the high and low sales prices for a share of Common Stock on the New York Stock Exchange on September 8, 2000.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

September 14, 2000
Subject to Completion

                                3,500,000 SHARES

                                  [BARR LOGO]
                                  COMMON STOCK
                         ------------------------------

     Barr Laboratories, Inc. is offering 500,000 shares of common stock and a selling shareholder is offering 3,000,000 shares of our common stock in a firmly underwritten offering. We will not receive any proceeds from the sale of shares of common stock by the selling shareholder.

                         ------------------------------

     Our common stock is listed on the New York Stock Exchange under the symbol "BRL." The last reported sale price of our common stock on the New York Stock Exchange on September 13, 2000, was $73.69 per share.

     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                                              Per Share     Total
                                                              ---------     -----
Offering Price..............................................
Discounts and Commissions to Underwriters...................
Offering Proceeds to Barr Laboratories......................
Offering Proceeds to Selling Shareholder....................

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The selling shareholder has granted the underwriters the right to purchase up to 525,000 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to
investors on                 , 2000.

                         BANC OF AMERICA SECURITIES LLC

                                              , 2000

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY SHARES OF BARR LABORATORIES, INC. COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE BARR LABORATORIES, INC. COMMON STOCK. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES.

                               TABLE OF CONTENTS

Prospectus Summary..........................................    3
Risk Factors................................................    9
Use of Proceeds.............................................   16
Price Range of Our Common Stock.............................   16
Dividend Policy.............................................   16
Capitalization..............................................   17
Selected Consolidated Financial Data........................   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   24
Management..................................................   39
Selling Shareholder.........................................   40
Description of Capital Stock................................   41
Underwriting................................................   42
Legal Matters...............................................   43
Experts.....................................................   43
Where You Can Find More Information.........................   44
Index to Financial Statements...............................  F-1

                            ------------------------

     The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

     The Barr "b," "SEASONALE" and "CyPat" are our registered trademarks. All other trademarks and registered trademarks used in this prospectus are the property of their respective owners.

     We incorporated in 1970 as a New York corporation. Our executive offices are located at 2 Quaker Road, PO Box D 2900, Pomona, NY, 10970-0519, and our telephone number at that address is (914) 362-1100. We maintain a website on the Internet at www.barrlabs.com. Our website, and the information contained therein, is not part of this prospectus.
                            ------------------------

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Except for the historical information contained herein, this prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Such risks and uncertainties include: the timing and outcome of legal proceedings; the difficulty in predicting the timing of FDA approvals; the difficulty in predicting the timing and outcome of FDA decisions on patent challenges; market and customer acceptance and demand for new pharmaceutical products; ability to market proprietary products; the impact of competitive products and pricing; timing and success of product development and launch; availability of raw materials; the regulatory environment; fluctuations in operating results; and, other risks detailed from time-to-time in our filings with the SEC. Forward-looking statements can be identified by their use of words such as "expects," "plans," "will," "believes," "may," "could", "estimates," "intends" and other words of similar meaning. These Statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Should known or unknown risks or uncertainties materialize, or should our assumptions prove inaccurate, actual results could vary materially from those anticipated. We undertake no obligation to publicly update any forward-looking statements.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus or incorporated by reference herein including information under "Risk Factors." Unless otherwise indicated, all references in this prospectus to "we," "us," "our," "the Company" or "Barr" refer to Barr Laboratories, Inc. and its consolidated subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. References in this prospectus to our fiscal year refer to the twelve-month period ending on June 30th of each year.

                            BARR LABORATORIES, INC.

OVERVIEW

     We are a specialty pharmaceutical company engaged in the development, manufacture and marketing of generic and proprietary prescription pharmaceuticals. We currently market approximately 76 pharmaceutical products, representing various dosage strengths and product forms of approximately 33 chemical entities. Our product line is principally focused on the development and marketing of generic and proprietary products in the oncology and female healthcare categories, including hormone replacement and oral contraceptives, and other products that have one or more barriers to entry. During our fiscal year ended June 30, 2000, our total revenues were $482.3 million and our net income was $54.1 million excluding the effect of approximately $12.0 million in non-recurring after-tax charges. We also spent a record $40.5 million on research and development to support both our generic and proprietary development.

     Currently, we are developing more than 40 generic pharmaceutical products. In addition, we have 18 generic product Abbreviated New Drug Applications, or ANDAs, filed at the FDA which had total U.S. brand and generic sales of approximately $2.8 billion for the twelve months ended June 30, 2000. We also have four generic product ANDAs for which we have tentative approval. These products are the subjects of patent challenges and had total U.S. brand and generic sales of approximately $3.8 billion for the twelve months ended June 30, 2000. We expect to file another 13-16 generic ANDAs in fiscal 2001. These products had total U.S. brand and generic sales of approximately $2.4 billion for the twelve months ended June 30, 2000. In addition, we are in various stages of development on a number of proprietary pharmaceuticals. Six of the proprietary products in development will compete in target markets that had total U.S. brand and generic sales of over $2.5 billion for the twelve months ended June 30, 2000.

     Our business strategy is to develop pharmaceutical products which present barriers to entry that may limit competition and, therefore, offer longer product life-cycles and/or higher potential profitability. The characteristics of the products that we pursue may include: (i) the need for specialized manufacturing capabilities; (ii) difficulty in raw material sourcing; (iii) complex formulation or development characteristics; (iv) regulatory or legal challenges; or (v) sales and marketing challenges. Our business strategy has three core components: (i) developing and marketing selected generic pharmaceuticals that have one or more barriers to entry; (ii) developing and introducing proprietary pharmaceuticals that will have some market exclusivity; and (iii) developing the generic version and then challenging patents protecting certain brand pharmaceuticals that we believe are either invalid, unenforceable or not infringed by our product.

SELECTED GENERIC PHARMACEUTICALS

     Tamoxifen citrate. Our largest selling product is Tamoxifen citrate, or Tamoxifen, the generic version of Nolvadex(R), which is used to treat advanced breast cancer, impede the recurrence of tumors following surgery, and reduce the incidence of breast cancer in women at high risk for developing the disease. Tamoxifen accounted for $297.4 million, or 68% of our net product sales for our fiscal year ended June 30, 2000. Approximately 80% of the total prescriptions written for Tamoxifen in the United States were filled with the Barr-label product during the twelve months ended June 30, 2000. In 1993, as a result of a settlement of a patent challenge against the innovator of Tamoxifen, we entered into a non-exclusive supply and distribution agreement. Under the terms of the Tamoxifen agreement, we purchase Tamoxifen directly from the innovator at a discount. We are the only distributor of Tamoxifen in the United States other than the innovator.

     Although we are a non-exclusive distributor, the Tamoxifen agreement provides that should an additional distributor or distributors be selected by the innovator, we will be granted terms no less favorable than those granted to any subsequent distributor. Furthermore, we have a tentatively approved ANDA to manufacture Tamoxifen. Therefore, at the time of patent expiration in August 2002 (or upon another company's successful patent challenge) we plan to manufacture Tamoxifen. Manufacturing Tamoxifen should lower significantly our cost of goods for this product and we believe our profit margins on Tamoxifen would improve.

     Warfarin Sodium. Our second largest selling product is Warfarin Sodium, which was launched by us in July 1997. Warfarin Sodium is the generic equivalent of DuPont Pharmaceutical's Coumadin(R), an anti-coagulant which is given to patients with heart disease and/or high risk of stroke. Total U.S. generic and brand sales of Warfarin Sodium were approximately $500 million for the twelve months ended June 30, 2000. In August 2000 Barr's generic product captured approximately 26% of all prescriptions written. Warfarin Sodium accounted for approximately 14%, 15% and 11% of our product sales during fiscal 2000, 1999 and 1998, respectively.

PROPRIETARY PRODUCTS

     In 1997, we implemented a strategy to develop proprietary pharmaceuticals that have some period of market exclusivity. We expect these products to generate higher gross margins and maintain profitability longer than most generic products. At this time and for the foreseeable future, our proprietary product development activities are not focused on discovering new molecules. Instead, our strategy is to focus on products which should take less time and cost less to gain approval. We pursue candidates in three primary categories:
(i) existing chemical compounds where the development of new forms (e.g. liquid vs. tablets or different dosages) offer therapeutic or marketing advantages;
(ii) new chemical entities in selected therapeutic categories, including some that are marketed in other countries but not currently sold in the United States; and (iii) patent protected proprietary products in late stages of development.

     We have a number of proprietary products under development. Six of the products would compete in the oncology, oral contraception and anti-viral categories.

SELECTED PATENT CHALLENGES

     Ciprofloxacin. In January 1995, we received a tentative approval of an ANDA for Ciprofloxacin tablets. In January 1997, we and the innovator of Ciprofloxacin resolved pending patent litigation regarding Ciprofloxacin. Ciprofloxacin is the generic equivalent of Bayer AG's Cipro(R) and is used to treat lower respiratory, skin, bone and joint, and urinary tract infections. Total U.S. brand and generic sales were approximately $920 million in the twelve months ended June 30, 2000. As part of the resolution, we entered into a contingent, non-exclusive supply agreement, or the Ciprofloxacin agreement, which ends with the expiration of the patent in December 2003. Under the Ciprofloxacin agreement, the innovator has the option of allowing us and our partner to purchase Ciprofloxacin at a discount or make payments to us. If the innovator chooses not to provide the product to us, we expect to recognize approximately $28-$31 million per year through our fiscal year ending June 30, 2003. Under terms of the Ciprofloxacin agreement, we and our partner will begin to distribute the product six months prior to patent expiry. Our agreement will allow us and our partner the opportunity to offer consumers a more affordable version of Cipro before patent expires.

     Fluoxetine. Fluoxetine is the generic equivalent of Eli Lilly Company's antidepressant, Prozac(R) which had annual sales of $2.5 billion for the twelve months ended June 30, 2000. We filed our ANDA for Fluoxetine in February 1996, and were sued for patent infringement by Lilly, initiating the patent challenge process.

     On August 9, 2000, the U.S. Court of Appeals, Federal Circuit in Washington, D.C. ruled in favor of our challenge of a patent protecting Prozac. The Court unanimously upheld our "double-patenting" claims and struck down the patent that would have protected Prozac from generic competition until after December 2003. Lilly is expected to seek a rehearing in the Court of Appeals and a review by the Supreme Court. If the present ruling is not reversed, we and our partners expect to introduce a more affordable generic Prozac product in February 2001 (or August 2001, if the FDA grants a six months pediatric exclusivity extension).

                                  THE OFFERING

Common stock offered by us..........     500,000 shares

Common stock offered by the selling
shareholder.........................     3,000,000 shares

          Total common stock
offered.............................     3,500,000 shares

Common stock to be outstanding after
the offering........................     35,694,475 shares(1)

Use of proceeds to us...............     Expansion of working capital, potential
                                         acquisitions and general corporate
                                         purposes

New York Stock Exchange symbol......     BRL
---------------
(1) As of September 6, 2000, excludes 2,791,472 shares of common stock reserved for issuance upon the exercise of outstanding options granted pursuant to our 1993 Stock Incentive Plan, the 1986 Stock Option Plan and the 1993 Stock Option Plan for Non-Employee Directors at a weighted average exercise price of $14.60 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                       YEAR ENDED JUNE 30,
                                   ------------------------------------------------------------
                                    1996            1997        1998          1999       2000
                                   -------         -------     -------       -------    -------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS:
REVENUES:
  Product sales..................  232,224         257,436     346,638       415,950    440,110
  Development and other
     revenue.....................       --              --          --            --     14,584
  Proceeds from supply
     agreements..................       --          27,050      30,666        28,083     27,584
                                   -------         -------     -------       -------    -------
Total revenues...................  232,224         284,486     377,304       444,033    482,278
COSTS AND EXPENSES:
  Cost of Sales..................  189,394         217,196     266,002       301,393    315,652
  Selling, general and
     administrative..............   21,695          23,391      38,990        40,439     42,479
  Research and development.......   11,274          13,536      18,955        22,593     40,451
  Agreement expenses.............       --              --          --            --     18,940(10)
                                   -------         -------     -------       -------    -------
Earnings from operations.........    9,861          30,363      53,357        79,608     64,756
Interest income, net.............    1,011           1,459       1,318           483      2,687
Other income (expense)...........      637             228         (17)           36        347
                                   -------         -------     -------       -------    -------
Earnings before income taxes and
  extraordinary loss.............   11,509          32,050      54,658        80,127     67,790(1)
Income tax expense...............    4,368          12,603      21,148        30,877     25,448
                                   -------         -------     -------       -------    -------
Earnings before extraordinary
  loss...........................    7,141          19,447      33,510        49,250     42,342(1)
Extraordinary loss on early
  extinguishment of debt, net of
  taxes..........................     (125)             --        (790)           --         --
                                   -------         -------     -------       -------    -------
Net earnings.....................    7,016(4)       19,447      32,720(3)     49,250     42,342(1)
                                   =======         =======     =======       =======    =======
EARNINGS PER COMMON SHARE:
Earnings before extraordinary
  loss...........................     0.23(2)(5)      0.61(2)     1.02(2)       1.45(2)    1.23(1)
Net earnings.....................     0.22(2)(4)(5)    0.61(2)    1.00(2)(3)    1.45(2)    1.23(1)
EARNINGS PER COMMON SHARE --
  ASSUMING DILUTION:
Earnings before extraordinary
  loss...........................     0.22(2)(5)      0.58(2)     0.96(2)       1.39(2)    1.19(1)
Net earnings(6)..................     0.21(2)(4)(5)    0.58(2)    0.94(2)(3)    1.39(2)    1.19(1)
Weighted average shares..........   31,452(2)(5)    31,700(2)   32,716(2)     33,877(2)  34,406
Weighted average
  shares -- assuming dilution....   32,636(2)(5)    33,645(2)   34,785(2)     35,373(2)  35,715

                                                                    JUNE 30, 2000
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(9)
                                                              --------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $155,922       $191,531
Working capital.............................................   202,892        238,501
Total assets................................................   423,853        459,462
Long-term debt(7)...........................................    28,084         28,084
Shareholders' equity(8).....................................   282,168        317,777

---------------
 (1) Includes a non-recurring charge of $18,940 for agreement expenses ($11,800 after tax or $0.33 diluted per share).

 (2) Amounts have been adjusted for the June 2000 3-for-2 stock split effected in the form of a 50% stock dividend.

 (3) Fiscal 1998 includes the effect of a $790 ($0.02 per share) extraordinary loss (net of tax of $492) on early extinguishment of debt.

 (4) Fiscal 1996 includes the effect of a $125 ($0.01 per share) extraordinary loss (net of tax of $76) on early extinguishment of debt.

 (5) Amounts have been adjusted for the May 1997 3-for-2 stock split effected in the form of a 50% stock dividend.

 (6) Fiscal 1997 and 1996 earnings per share amounts have been restated to conform with the provisions of Statement of Financial Accounting Standards No. 128 "Earnings per Share."

 (7) Excludes current installments.

 (8) The Company has not paid a cash dividend in any of the above years.

 (9) Adjusted to reflect the sale of 500 shares of Common Stock offered by us hereby and the receipt of estimated net proceeds therefrom.

(10) Agreement expenses consist of a one-time non-cash charge representing the fair value of the 1,500 warrants issued to DuPont as well as approximately $2,500 in one-time legal charges associated with finalizing our definitive agreements with DuPont.

                                  RISK FACTORS

     You should carefully consider the following risks and the other information we have included or incorporated by reference in this prospectus before deciding to purchase any of our stock. Certain statements and information contained in this prospectus or incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

OUR RESULTS DEPEND UPON THE INTRODUCTION OF NEW PRODUCTS

     Our future operating results will depend to a significant extent upon our ability to develop and market new pharmaceutical products. Our operating results may vary significantly on an annual or quarterly basis depending on the timing of, and our ability to obtain Food and Drug Administration, or FDA, approvals for new products. Generic pharmaceuticals that are launched when there is limited or no other generic competition are typically sold at higher selling prices than when there are several generic pharmaceutical alternatives available. As a result, such products often produce higher gross profit margins. As competition from other manufacturers intensifies, selling prices and gross profit margins typically decline. Our future operating results may also be affected by a variety of additional factors, including the results of future successful patent challenges, customer purchasing practices, changes in the degree of competition affecting our products and the timing of FDA approvals for, and the market acceptance of, our proprietary drug products.

     In addition, a significant portion of our revenues and gross profit are the result of successful patent challenges we have undertaken under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act. There can be no assurance that we will successfully complete the development of any additional products involving patent challenges, succeed in any pending or future patent challenges or, if successful, receive significant revenues or profit from the products covered by successfully challenged patents. Moreover, the Hatch-Waxman Act, the Federal Food, Drug and Cosmetic Act, or other applicable laws or regulations could be amended in a way that may adversely affect our business.

     While we believe our pipeline of generic drugs and proprietary drugs will allow us to compete effectively, no assurance can be given that any of the products in our pipeline will be successfully developed or approved by the FDA, or that any of them will achieve significant revenues and profitability.

WE ARE SUBJECT TO ADMINISTRATIVE PROCEEDINGS RELATING TO PATENT LITIGATION SETTLEMENTS WHICH, IF ADVERSELY CONCLUDED, WOULD HARM OUR BUSINESS AND FINANCIAL RESULTS

     On June 30, 1999, we received a civil investigative demand from the Federal Trade Commission, or FTC, for interrogatories and a subpoena for documents relating to the January 1997 agreement resolving the Hatch-Waxman Act patent litigation relating to Ciprofloxacin hydrochloride, which had been pending in the U.S. District Court for the Southern District of New York. The FTC is investigating whether the parties (Bayer Corporation, Barr and its partner) have engaged or are engaging in unfair methods of competition or affecting commerce in violation of Section 5 of the Federal Trade Commission Act. We continue to cooperate with the FTC in this investigation and believe that the FTC will ultimately determine that the agreement was appropriate and a benefit to consumers.

     In 1998 and 1999, we were contacted by the Department of Justice, or DOJ, regarding the March 1993 resolution of the Tamoxifen patent litigation. We continue to cooperate with the DOJ in this examination, and believe that the DOJ will ultimately determine that the settlement was appropriate and a benefit to consumers. The DOJ has not contacted us about this matter in over a year.

     We believe that the patent challenge process under the Hatch-Waxman Act offers a pro-consumer and pro-competitive means of bringing generic products to market more rapidly than might otherwise be possible. We believe that once all the facts are considered, and the benefits to consumers are assessed, that the DOJ and FTC investigations described above will be resolved. However, consideration of these matters could take considerable time, and while unlikely, any adverse result in either matter could have a material adverse impact on our business, results of operations and financial condition.

WE RELY ON ONE PRODUCT FOR A SUBSTANTIAL PORTION OF OUR SALES AND DEPEND ON ONE MANUFACTURER FOR THIS PRODUCT

     We distribute Tamoxifen (which is sold under our label), the generic version of Nolvadex, under a non-exclusive supply and distribution agreement with the innovator holding the product's patent. In December 1993, we resolved a patent challenge against the innovator of Tamoxifen and we entered into the Tamoxifen agreement under which we purchase Tamoxifen directly from the innovator at a discount. Tamoxifen accounted for approximately 68%, 66% and 68% of our product sales during fiscal 2000, 1999 and 1998, respectively. Because we distribute Tamoxifen and are not the manufacturer, we earn lower margins from selling it than we do from most of our other products.

     We have a tentatively approved Abbreviated New Drug Application, or ANDA, to manufacture Tamoxifen. Therefore, at the time of patent expiry in August 2002 (or upon another company's successful patent challenge), we plan to manufacture Tamoxifen. We believe that the margins we will earn as the manufacturer should exceed those we currently earn as a distributor. Should this occur, our gross margin on sales of Tamoxifen would likely increase. We are aware of other challenges pending against the patents covering Tamoxifen. While we believe that these challenges will not be successful, we cannot predict their outcome. We expect that upon patent expiry, additional competitors will enter the market and our revenues and market share may be negatively affected. However, there can be no assurances that potential increases in our gross margin will offset pricing pressures brought about by additional competitors.

     Tamoxifen is currently one of the leading therapies in the treatment of breast cancer. However, if new therapies are introduced that are perceived or demonstrated to be better therapies, use of Tamoxifen could be reduced. If such reduction were significant, it could have a material adverse impact on our business, results of operations and financial condition.

     The Tamoxifen agreement requires the innovator to supply us with sufficient quantities of Tamoxifen to meet our requirements. However, if for any reason the innovator's production is disrupted, there is no assurance that we would be able to obtain the required quantities on a timely basis to meet demand. This could have a material adverse impact on our business, results of operations and financial condition. We maintain insurance designed to mitigate losses if supply were interrupted; however, there is no assurance that such insurance would cover the cause of the delay or that the coverage would adequately cover the losses we might sustain.

THE BRANDED PHARMACEUTICAL INDUSTRY HAS USED LEGISLATIVE AND REGULATORY EFFORTS IN AN ATTEMPT TO LIMIT THE USE OF GENERICS

     Many branded pharmaceutical companies have increasingly used state and federal legislative and regulatory means to delay generic competition. These efforts have included pursuing new patents for existing products, using the Citizen Petition process to request amendments to FDA standards, seeking changes to the United States Pharmacopeia (an organization which publishes industry recognized compendia of drug standards), and attaching patent extension amendments to non-related federal legislation. In addition, some branded pharmaceutical companies have engaged in state-by-state initiatives to enact legislation that restricts the substitution of some generic drugs. We have and will continue to spend time and money on government affairs activities. However, there can be no assurance that our efforts to promote competition will be successful and that legislative and regulatory initiatives proposed by the brand industry will not limit acceptance of our products. Such limits could adversely affect our business, results of operations and financial condition.

WE FACE A NUMBER OF UNCERTAINTIES RELATED TO MARKET ACCEPTANCE OF OUR PRODUCTS

     Our ability to commercialize any generic or proprietary drug product following the receipt of regulatory approval will depend in part on the acceptance of the product by physicians and patients. Unanticipated side effects or unfavorable publicity concerning any of our developed or acquired products could have an adverse effect on our ability to: (1) obtain regulatory approvals;
(2) achieve acceptance by prescribing physicians, managed care providers, customers or patients; or (3) commercialize such products, any of which could have a material adverse effect on our business, results of operations and financial condition.

WE OPERATE IN A HIGHLY REGULATED INDUSTRY

     In addition to being subject to oversight by the usual government agencies, all pharmaceutical manufacturers, including Barr, are subject to extensive regulation by the federal government, principally the FDA, and, to a lesser extent, the U.S. Drug Enforcement Administration, or DEA, and state governments. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the testing, manufacturing, safety, labeling, storage, record keeping, approval, pricing, advertising and promotion of our products. If we did not comply with applicable requirements we could be fined and our products could be recalled or seized. The FDA also has the authority to revoke drug approvals previously granted.

  Food and Drug Administration (FDA)

     FDA approval is required before any new drug or a generic equivalent can be marketed. We generally receive approval for generic products by submitting an ANDA to the FDA. When processing an ANDA, the FDA waives the requirement of conducting complete clinical studies, although it may require bioavailability and/or bioequivalence studies. "Bioavailability" indicates the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. "Bioequivalence" compares the bioavailability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body are the same as the previously approved drug. An ANDA may be submitted for a drug on the basis that it is the equivalent to a previously approved drug. There can be no assurance that approval for new ANDAs can be obtained in a timely manner, or at all.

     Products resulting from our proprietary drug program may require us to submit a New Drug Application, or NDA, to the FDA. When processing an NDA, the FDA requires pre-clinical and clinical safety and efficacy data. Full, or partial, clinical trials, conducted in sequential phases, may be required by the FDA to demonstrate that the product is safe and effective. Generating the data required by the FDA can be time-consuming and expensive without assurance that the results will be adequate to gain approval by the FDA. There can be no assurance that approval for new NDAs can be obtained in a timely manner, if at all.

     Before approving a product, the FDA also requires that our manufacturing procedures and operations conform to current Good Manufacturing Practice regulations, or cGMP, as defined in the U.S. Code of Federal Regulations. We must follow the cGMP regulations at all times during the manufacture of our products. To help ensure compliance with cGMP regulations, we continue to spend time, money and effort in the areas of production and quality control.

     If the FDA believes a company is not in compliance with cGMP, sanctions may be imposed upon that company including: (i) withholding new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the receipt of the necessary export licenses to export products; and
(iii) classifying the company as an "unacceptable supplier" and thereby disqualifying it from selling products to federal agencies. We believe we are currently in compliance with cGMP.

     In May 1992, the Generic Drug Enforcement Act of 1992, or the Generic Act, was enacted. The Generic Act, allows the FDA to impose debarment and other penalties on individuals and companies that commit certain illegal acts relating to the generic drug approval process. In some situations, the Generic Act requires the FDA to debar (i.e., not accept or review ANDAs for a period of time) a company or an individual that has committed certain violations. It also provides for temporary denial of approval for applications during the investigation of certain violations that could lead to debarment and also, in more limited circumstances, provides for the suspension of the marketing of approved drugs by the affected company. Lastly, the Generic Act allows for civil penalties and withdrawal of previously approved applications. Neither Barr nor any of our employees have ever been subject to debarment.

  Drug Enforcement Agency (DEA)

     Because we sell and develop products that contain controlled substances, we must meet the requirements and regulations of the Controlled Substances Act which are administered by the DEA. These regulations include stringent requirements for manufacturing controls and security to prevent diversion of or unauthorized access to the drugs in each stage of the production and distribution process. The DEA also regulates allocation of raw materials used in the production of controlled substances based on historical sales data.

     If we were not in compliance, or if there were changes affecting our operations or the approval or shipment of our products, these matters could have a material adverse effect upon our business, results of operations and financial condition.

THE PHARMACEUTICAL INDUSTRY IS HIGHLY COMPETITIVE

     The number of generic competitors and the intensity of competitive pricing and other marketing activities is unpredictable and therefore the profitability of a generic product may be short-lived. Revenue and gross profit derived from the sale of generic products tend to follow a pattern based upon regulatory and competitive factors unique to the generic pharmaceutical industry. Competition from both branded and generic pharmaceutical companies will be based on, among other things, product efficacy, safety, reliability, availability and price. As patents for brand-name products and any related market exclusivity expire, prices and revenues typically decline as additional generic competitors enter the marketplace.

     The selling prices of our generic products may decline as competition increases. Currently, many of our generic products compete with other approved generic products. In addition, some third party payers, wholesalers and chain drug stores have instituted programs that may cause us to lower our prices to remain competitive. These factors may lower the selling price of our products which could have a material adverse effect on our business, results of operations and financial condition.

     Our proprietary products could face competition from other new therapies or products launched by our competitors. In that event, market acceptance for our proprietary products could be lower than anticipated or nonexistent.

     Relatively large research and development expenditures enable a company to support many FDA applications simultaneously, thereby improving the likelihood of being among the first to obtain approval of at least some generic drugs. Actions taken by brand companies designed to delay or inhibit generic competition could be successful. Other products now in use or under development by others may be more effective or have fewer side effects than our current or future products. In addition, competitors may develop their products more rapidly than we do. Competitors may also be able to complete the regulatory process sooner, and therefore may begin to market their products before we market ours. There can be no assurance that developments by others will not render any product we produce or may produce obsolete or otherwise non-competitive.

PROPOSED FDA REGULATIONS AND RECENT FDA GUIDELINES MAY IMPAIR OUR ABILITY TO FULLY UTILIZE THE 180-DAY MARKETING EXCLUSIVITY PERIOD FOR OUR SUCCESSFUL PATENT CHALLENGES

     Under the Hatch-Waxman Act, the developer of a bioequivalent drug which is the first to have its ANDA accepted for filing by the FDA, and whose filing includes a certification that the patent is invalid, unenforceable or not infringed, a so-called Paragraph IV Certification, is awarded a 180-day period of marketing exclusivity. That is, the FDA may not approve another generic version of the product for any company during the first 180 days. This period of marketing exclusivity provides the successful patent challenger with the opportunity to build its market share to a significant position. While enabling the company to recoup the expenses of the lawsuit and realize stronger profit margins, this also may provide an impediment to or limit the entrance of subsequent competitors. Once significant market share is achieved, the first successful challenger can more effectively defend its position against future competitors.

     In August 1999, the FDA published a proposed 180-Day Generic Drug Exclusivity rule. This proposed rule is designed to clarify the FDA's interpretation of the 180-day generic drug exclusivity provision of the Hatch-Waxman Act, in response to numerous court challenges and Citizens Petitions. We, as well as other members of the generic industry, have submitted comments on the proposed rule. While still reviewing the comments related to the proposed rule, the FDA issued industry Guidance in March 2000. The FDA's implementation of the final regulations and the Guidance may be delayed for a significant period and will likely be the subject of additional court challenges and citizens petitions. As such, it is impossible for us to provide a general conclusion as to the effect the proposed rule and the Guidance would have on the exclusivity status of our patent cases, including the August 9, 2000 court ruling in favor of our challenge of a patent protecting Eli Lilly's Prozac(R) discussed later in this prospectus. If we lose some or all of the 180 days exclusivity we expect, the value of the favorable ruling could be substantially diminished.

WE FACE THE RISK OF PRODUCT LIABILITY CLAIMS, WHICH MAY BE INADEQUATELY INSURED

     Manufacturing, marketing, selling and testing pharmaceutical products involve a risk of product liability. Even unsuccessful product liability claims could require us to spend money on litigation, divert management's time, damage our reputation and impair the marketability of our products. We maintain product liability insurance and have indemnification provisions in our contracts with the companies that supply us with finished goods for sale. However, there can be no assurance that a successful claim could not be made against us, that the amount of indemnification payments or insurance would be adequate to cover the costs of defending against or paying such a claim or that damages payable by us would not have a material adverse effect on our business, results of operations and financial condition. Furthermore, if we receive the required regulatory approvals for any of our products under development, there can be no assurance that additional liability insurance coverage for a commercialized product will be available in the future on acceptable terms, if at all.

WE DEPEND ON A SINGLE SOURCE OF RAW MATERIALS FOR MANY OF OUR PRODUCTS

     The principal raw materials we use to make our products are active and inactive pharmaceutical ingredients and certain packaging materials. Currently, we purchase many of these, including the ingredients used in certain key products from single qualified suppliers, both foreign and domestic. Although we have not experienced difficulty to date in acquiring active raw materials, or other materials for production or development, no assurance can be given that supply interruptions will not occur in the future or that we will not have to obtain substitute materials, which would require additional product validations and regulatory submissions. Any such interruption of supply could have an adverse effect on our ability to manufacture our products, to obtain or maintain regulatory approval of such products, and could have a material adverse effect on our business, results of operations and financial condition.

WE WILL NEED A SALES ORGANIZATION TO SELL OUR FUTURE PROPRIETARY PRODUCTS

     Nearly all of our proprietary products will require a sales force that promotes those products directly to physicians. At this time, we do not employ such sales representatives. There can be no assurance that when our products are available for commercial launch, we will be able to license our products to pharmaceutical companies with sales organizations, enter into favorable co-promotion or contract sales arrangements, and/or recruit or acquire an effective sales organization. Our inability to provide for satisfactory sales and marketing arrangements in the future could have a material adverse effect on our business, results of operations and financial condition.

WE ARE SUBJECT TO THIRD PARTY REIMBURSEMENT PRICING PRESSURES AND GOVERNMENT REBATE PROGRAMS

     Our ability to maintain profitability depends in part on the extent to which reimbursement for the cost of pharmaceuticals will be available from government health administration agencies, private health insurers and other organizations. In addition, third party payors are attempting to control costs by limiting the level of reimbursement for medical products, including pharmaceuticals, which may adversely affect the pricing of our products. Moreover, healthcare reform has been, and may continue to be, an area of national and state focus that could result in the adoption of measures that could adversely affect the pricing of pharmaceuticals or the amount of reimbursement available from third party payors. There can be no assurances that healthcare providers, patients or third party payors will accept and pay for our pharmaceuticals. In addition, there is no assurance that healthcare reimbursement laws or policies will not be changed in a way that may have a material adverse effect on our business, results of operations and financial condition.

     Over the last year, the extension of prescription drug coverage to all Medicare recipients has gained support in Congress. We believe that federal and/or state governments may continue to enact measures, such as rebate programs, aimed at reducing the costs of drugs to the public. We cannot predict the nature of such measures or their impact on our profitability, although if such measures included an increase in the amount of mandated rebates from the sales of products, our business, results of operations and financial condition could be adversely affected.

WE DEPEND ON SCIENTIFIC AND MANAGEMENT PERSONNEL

     Our success depends on our ability to hire and retain highly qualified scientific and management personnel. We face intense competition for personnel from other companies, academic institutions, government entities and other organizations. There can be no assurances that we will be able to hire and retain such personnel. The loss of such personnel, or the inability to hire and retain the additional, highly skilled employees required for the expansion of our activities, could have a material adverse effect on our business, results of operations and financial condition.

OUR ACTIONS MAY BE INFLUENCED BY AN EXISTING SHAREHOLDER

     Upon the completion of the offering, Dr. Bernard Sherman, a Barr director, will beneficially own approximately 33.1% of the outstanding common stock (without giving effect to the exercise of the underwriters' over-allotment option). Dr. Sherman does not participate in the daily management of our Company. He may be able to influence the outcome of certain shareholder votes, including votes concerning the elections of directors, the adoption or amendment of provisions in our Certificate of Incorporation, and the approval of mergers and other significant corporate transactions.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of shares by existing shareholders could adversely affect the prevailing market price of our common stock. As of September 6, 2000, substantially all of our 35,194,475 shares of outstanding common stock were freely tradable in the public market. Of these shares, 15,337,329 shares were held by our executive officers and directors and were eligible for immediate sale in the public market subject to volume and other restrictions of Rule 144 under the Securities Act of 1933. The selling shareholder has agreed to sell 3,000,000 of such shares in the offering (excluding any over-allotment). In addition, on September 6, 2000, options to purchase approximately 1,535,643 shares (of which 1,106,849 are held by executive officers and directors and are subject to volume and other restrictions of Rule 144) were exercisable and eligible for immediate sale in the public market. However, all of our executive officers and directors and the selling shareholder have agreed that they will not, except under this prospectus or without prior written consent of Banc of America Securities LLC, sell shares of common stock beneficially owned by them (including shares issuable upon exercise of options held by them) until 90 days after the date of this prospectus.

     In addition, warrants to purchase 1,500,000 shares of our common stock (750,000 shares at $31.33 per share and 750,000 shares at $38.00 per share) were issued to DuPont Pharmaceuticals in connection with the development and marketing agreement we entered into in March, 2000, and are outstanding. These warrants are exercisable at any time and terminate in March, 2004. The common stock issuable upon exercise will be restricted, but is subject to registration rights. DuPont currently owns 1,500,000 of these outstanding warrants.

OUR STOCK PRICE MAY BE VOLATILE

     The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of our common stock, like the stock prices of many publicly traded pharmaceutical and specialty pharmaceutical companies, has been and may continue to be highly volatile. The sale of common stock by our principal shareholder or members of our management, announcements of technological innovations or new commercial products by us or our competitors, developments or disputes concerning patent or proprietary rights, timing and outcome of legal proceedings, including decisions regarding the timing and outcome of FDA and court decisions relating to the exclusivity period related to patent challenges, publicity regarding actual or potential medical results relating to marketed products, or to products under development by us or our competitors, regulatory developments in either the United States or foreign countries, public concern as to the safety of pharmaceutical and specialty pharmaceutical products and economic and other external factors, as well as period-to-period fluctuations in financial results, among other factors, may have a significant impact on the market price of our common stock.

WE HAVE NOT PAID CASH DIVIDENDS

     We have never paid any cash dividends. In addition, we are limited by existing debt covenants as to the amount of dividends we can pay. Our current policy is to retain our earnings, if any, to finance expansion and product development. Payment of dividends in the future will depend on our earnings and financial condition and other factors our Board of Directors may consider or deem appropriate at the time.

                                USE OF PROCEEDS

     Of the 3,500,000 shares of common stock being offered hereby, we are selling 500,000 shares. The net proceeds to us from this offering are estimated to be $35.6 million based on a public offering price of $74.78 per share, after deducting our share of the estimated offering expenses and underwriting discounts. We will not receive any proceeds from the sale of the common stock by the selling shareholder.

     We intend to use the net proceeds we receive from the offering for general corporate purposes, including expansion of working capital and potential acquisitions of companies and/or selected products that are complementary to our existing business. Although we currently have no commitments with respect to additional acquisitions, we regularly evaluate such opportunities. Pending such uses, the net proceeds will be invested in short-term investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Since February 10, 1998, our common stock has been listed and traded on the New York Stock Exchange. Prior to February 10, 1998, our common stock was listed and traded on the American Stock Exchange. The following table sets forth, for the quarterly periods indicated, high and low prices of the common stock. Amounts reflect adjustments for June 2000 3-for-2 stock split.

                                                               LOW       HIGH
                                                              ------    ------
FISCAL YEAR ENDED JUNE 30, 1998:
  First Quarter.............................................  $24.67    $32.67
  Second Quarter............................................   21.67     26.75
  Third Quarter.............................................   22.17     27.83
  Fourth Quarter............................................   25.21     31.29
FISCAL YEAR ENDED JUNE 30, 1999:
  First Quarter.............................................  $16.46    $26.50
  Second Quarter............................................   16.59     33.17
  Third Quarter.............................................   18.92     32.37
  Fourth Quarter............................................   19.00     27.00
FISCAL YEAR ENDED JUNE 30, 2000:
  First Quarter.............................................  $18.88    $26.75
  Second Quarter............................................   19.00     23.50
  Third Quarter.............................................   20.00     33.92
  Fourth Quarter............................................   25.38     45.88
FISCAL YEAR ENDING JUNE 30, 2001:
  First Quarter (through September 13, 2000)................  $43.63    $79.81

     The last reported sales price for our common stock on the New York Stock Exchange on September 13, 2000 was $73.69 per share.

                                DIVIDEND POLICY

     We have never declared or paid a cash dividend on our common stock and we do not intend to do so in the foreseeable future. In addition, we are limited by existing debt covenants as to the amount of dividends we can pay. Our current policy is to retain our earnings, if any, to finance expansion and product development. Payment of dividends in the future will depend on our earnings and financial condition and such other factors as our Board of Directors may consider or deem appropriate at the time.

                                 CAPITALIZATION

     The following table sets forth our cash and capitalization as of June 30, 2000: (i) on an actual basis; and (ii) as adjusted to reflect the receipt and application of the estimated net proceeds, after deducting our share of the underwriting discounts and commissions and expenses from the sale of 500,000 shares of common stock by us pursuant to this offering.

                                                                   JUNE 30, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $155,922     $191,531
                                                              ========     ========
Total debt..................................................  $ 30,008     $ 30,008
Shareholders' equity:
  Preferred stock, par value $1 per share; 2,000,000 shares
     authorized; none issued................................        --           --
  Common Stock, par value $.01 per share; 100,000,000 shares authorized; 35,004,869 shares issued; 35,504,869 shares
     issued as adjusted(1)..................................       350          355
  Additional paid in capital................................    99,881      135,485
  Retained earnings.........................................   180,034      180,034
  Other Comprehensive Income................................     1,916        1,916
  Treasury stock (176,932 shares at cost)...................       (13)         (13)
                                                              --------     --------
     Total shareholders' equity.............................   282,168      317,777
                                                              --------     --------
          Total capitalization..............................  $312,176     $347,785
                                                              ========     ========

---------------
(1) Excludes 2,791,472 shares of common stock reserved for issuance upon the exercise of outstanding options granted pursuant to our 1993 Stock Incentive Plan, our 1986 Stock Option Plan and our 1993 Stock Option Plan for the Non-Employee Directors at a weighted average exercise price of approximately $14.60 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in the prospectus. The statements of operations data for the three years ended June 30, 2000 and the balance sheet data at June 30, 1999 and 2000 are derived from our audited financial statements. The statements of operations for the two years ended June 30, 1996 and the balance sheet data as of June 30, 1996, 1997 and 1998 are derived from audited financial statements which are not included in the prospectus.

                                                                       YEAR ENDED JUNE 30,
                                             ------------------------------------------------------------------------
                                               1996            1997            1998            1999            2000
                                             --------        --------        --------        --------        --------
                                                       (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
REVENUES:
  Product sales............................   232,224         257,436         346,638         415,950         440,110
  Development and other revenue............        --              --              --              --          14,584
  Proceeds from supply agreements..........        --          27,050          30,666          28,083          27,584
                                             --------        --------        --------        --------        --------
Total revenues.............................   232,224         284,486         377,304         444,033         482,278
COSTS AND EXPENSES:
  Cost of Sales............................   189,394         217,196         266,002         301,393         315,652
  Selling, general and administrative......    21,695          23,391          38,990          40,439          42,479
  Research and development.................    11,274          13,536          18,955          22,593          40,451
  Agreement expenses.......................        --              --              --              --          18,940(9)
                                             --------        --------        --------        --------        --------
Earnings from operations...................     9,861          30,363          53,357          79,608          64,756
Interest income, net.......................     1,011           1,459           1,318             483           2,687
Other income (expense).....................       637             228             (17)             36             347
                                             --------        --------        --------        --------        --------
Earnings before income taxes and
  extraordinary loss.......................    11,509          32,050          54,658          80,127          67,790(1)
Income tax expense.........................     4,368          12,603          21,148          30,877          25,448
                                             --------        --------        --------        --------        --------
Earnings before extraordinary loss.........     7,141          19,447          33,510          49,250          42,342(1)
Extraordinary loss on early extinguishment
  of debt, net of taxes....................      (125)             --            (790)             --              --
                                             --------        --------        --------        --------        --------
Net earnings...............................     7,016(4)       19,447          32,720(3)       49,250          42,342(1)
                                             ========        ========        ========        ========        ========
EARNINGS PER COMMON SHARE:
Earnings before extraordinary loss.........      0.23(2)(5)      0.61(2)         1.02(2)         1.45(2)         1.23(1)
Net earnings...............................      0.22(2)(4)(5)     0.61(2)       1.00(2)(3)      1.45(2)         1.23(1)
Earnings per common share -- assuming
  dilution:
Earnings before extraordinary loss.........      0.22(2)(5)      0.58(2)         0.96(2)         1.39(2)         1.19(1)
Net earnings(6)............................      0.21(2)(4)(5)     0.58(2)       0.94(2)(3)      1.39(2)         1.19(1)
Weighted average shares....................    31,452(2)(5)    31,700(2)       32,716(2)       33,877(2)       34,406
Weighted average shares -- assuming
  dilution.................................    32,636(2)(5)    33,645(2)       34,785(2)       35,373(2)       35,715
                                                                       YEAR ENDED JUNE 30,
                                             ------------------------------------------------------------------------
                                               1996            1997            1998            1999            2000
                                             --------        --------        --------        --------        --------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................  $ 44,893        $ 31,923        $ 72,956        $ 94,867        $155,922
Working capital............................    52,985          41,807          95,281         146,863         202,892
Total assets...............................   169,220         202,845         310,851         347,890         423,853
Long-term debt(7)..........................    17,709          14,941          32,174          30,008          28,084
Shareholders' equity(8)....................    80,161         102,138         155,929         213,707         282,168

---------------
(1) Includes a non-recurring charge of $18,940 for agreement expenses ($11,800 after tax or $0.33 per diluted share).

(2) Amounts have been adjusted for the June 2000 3-for-2 stock split effected in the form of a 50% stock diluted dividend.

(3) Fiscal 1998 includes the effect of a $790 ($0.02 per share) extraordinary loss (net of tax of $492) on early extinguishment of debt.

(4) Fiscal 1996 includes the effect of a $125 ($0.01 per share) extraordinary loss (net of tax of $76) on early extinguishment of debt.

(5) Amounts have been adjusted for the May 1997 3-for-2 stock split effected in the form of a 50% stock dividend.

(6) Fiscal 1997 and 1996 earnings per share amounts have been restated to conform with the provisions of Statement of Financial Accounting Standards No. 128 "Earnings per Share."

(7) Excludes current installments.

(8) The Company has not paid a cash dividend in any of the above years.

(9) Agreement expenses consist of a one-time non-cash charge representing the fair value of the 1,500 warrants issued to DuPont as well as approximately $2,500 in one-time legal charges associated with finalizing our definitive agreements with DuPont.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     We have been engaged in the manufacture of generic drugs since we commenced operations in 1970. Since 1994, we have pursued a business strategy of developing and marketing selected generic pharmaceuticals, and challenging patents of certain branded products. In 1997 we added a third strategy developing and introducing proprietary pharmaceuticals that will have some market exclusivity.

     We market approximately 76 pharmaceutical products, representing various dosage strengths and product forms of approximately 33 chemical entities. Our product line is principally focused on the development and marketing of generic and proprietary products in the oncology and female healthcare categories, including hormone replacement and oral contraceptives, and other products that have one or more barriers to entry.

RESULTS OF OPERATIONS
  (thousands of dollars)

  Fiscal year ended June 30, 2000 as compared to fiscal year ended June 30, 1999

     Total revenues increased approximately 9% from $444,033 to $482,278. This increase was attributable to increases in product sales and development and other revenue offset by a slight decrease in proceeds from supply agreements.

     Tamoxifen sales increased 8% from $275,127 to $297,395. The increase was attributable to higher prices and an expansion in the use of Tamoxifen. In October 1998, Tamoxifen was approved to reduce the incidence of breast cancer in women at high risk of developing the disease. Tamoxifen is a patent protected product manufactured for us by the innovator. Currently, we are the only distributor of Tamoxifen in the U.S. other than the innovator whose product is sold under a brand name. In fiscal 2000, Tamoxifen accounted for 68% of our product sales versus 66% in fiscal 1999.

     The prior year's sales included $6,373 of Minocycline sales which we discontinued selling in late 1999 due to deteriorating market conditions.

     Other product sales increased 6% from $134,450 to $142,583. The increase was attributable to sales of Warfarin Sodium, Medroxyprogesterone Acetate, Methotrexate, Naltrexone, Trazadone and Hydroxyurea. Warfarin Sodium sales accounted for approximately 14% of total product sales, which was a slight decline from 15% in the prior year. We ended the fiscal year with approximately 27% of all brand and generic Warfarin Sodium unit sales.

     Development and other revenue consists of amounts received from DuPont Pharmaceuticals Company, or DuPont, for various development and co-marketing agreements.

     Proceeds from supply agreements decreased $499, as expected, since proceeds earned in the prior year under a separate contingent supply agreement related to the Ciprofloxacin litigation ceased.

     Cost of sales increased from $301,393 to $315,652 primarily related to an increase in our product sales. As a percentage of product sales, cost of sales declined from 72.5% to 71.7%. Our product margins are dependent on several factors including product sales mix, manufacturing efficiencies and competition. The decrease in cost of sales as a percentage of product sales was due to a more favorable mix among non-Tamoxifen product sales, which was slightly offset by a higher percentage of Tamoxifen sales to total product sales. Since we distribute Tamoxifen, we earn lower margins on it than the margins we earn from most of the products we sell.

     Selling, general and administrative expenses increased from $40,439 to $42,479. The increase was primarily due to legal costs related to litigation with DuPont that was resolved in March 2000 and to ongoing patent challenges. Also, the prior year included approximately $1,700 related to our share of the $4,000 payment received from Eli Lilly & Company for reimbursement of legal costs incurred as part of the agreement to take the Prozac case directly to the court of appeals.

     Research and development expenses increased from $22,593 to $40,451. This increase resulted from increased bio-study and clinical trial costs, higher personnel costs to support an increased number of products in development and higher costs associated with our proprietary drug development efforts. Also, the prior year included $646 related to a proprietary product collaboration with Eastern Virginia Medical School. The increased level of spending during the fiscal year ended June 30, 2000, enabled us to file fifteen applications with the U.S. Food and Drug Administration and initiate Phase III clinical studies for two of our proprietary products.

     Agreement expenses consist of a one-time non-cash charge representing the fair value of the 1.5 million warrants issued to DuPont as well as approximately $2,500 in one-time legal charges associated with finalizing our definitive agreements with DuPont.

     Interest income increased $1,912 primarily due to an increase in the average cash and cash equivalents balance.

     Interest expense decreased $292 due to a decrease in our debt balances and lower fees paid on the average unsecured Tamoxifen payable balance.

     Other income increased $311 primarily due to the gain we recognized on the warrants received from Halsey Drug Co., Inc.

  Fiscal year ended June 30, 1999 as compared to fiscal year ended June 30, 1998

     Total revenues increased approximately 18% from $377,304 to $444,033. The increase was attributable to increases in product sales offset by a slight decrease in proceeds from supply agreements.

     Product sales increased 20% from $346,638 to $415,950. The increase was the result of increased sales of Tamoxifen, Warfarin Sodium, Naltrexone, Hydroxyurea and various hormonal products that we launched throughout fiscal 1998 and 1999.

     Tamoxifen sales increased 16% from $236,587 to $275,127 due to increased volume and, to a lesser extent, higher prices. Increased volumes appear to be related to investment buying and increased usage in the product from the expansion of Tamoxifen's indication for the reduction in the incidence of breast cancer in women at high risk for developing the disease. Higher prices are the result of 4% price increases in April 1998 and May 1999. Tamoxifen is a patent protected product manufactured for us by the innovator. Currently, we are the only distributor of Tamoxifen in the U.S. other than the innovator whose product is sold under a brand name. In fiscal 1999, Tamoxifen accounted for 66% of our product sales versus 68% in fiscal 1998.

     The remaining increase in product sales from $110,051 to $140,823 was the result of increased sales of Warfarin Sodium as well as products such as Naltrexone, Hydroxyurea and various hormonal products, which we launched in fiscal 1998 and 1999. During fiscal 1999, we implemented additional marketing and market share incentive programs designed to maintain and increase our market share of the total Coumadin/Warfarin market. In fiscal 1999, Warfarin Sodium accounted for approximately 15% of product sales versus 11% in fiscal 1998. Revenue from products launched in fiscal 1999 more than offset lower sales on products being phased out of our product line and price declines and higher discounts on certain existing products.

     Proceeds from supply agreements declined $2,583, as expected, since proceeds earned in the prior year under a separate contingent supply agreement related to the Ciprofloxacin litigation were not repeated.

     Cost of sales increased from $266,002 to $301,393, due to increased product sales, but decreased as a percentage of product sales from 76.7% to 72.5%. Our product margins are dependent upon several factors including product sales mix, manufacturing efficiencies and competition. The decrease in cost of sales as a percentage of product sales in fiscal 1999 was the result of a more favorable mix of products including a lower percentage of Tamoxifen sales to total product sales. Since we distribute Tamoxifen, we earn lower margins on it than the margins we earn from most of the products we sell.

     Selling, general and administrative expenses increased 4% from $38,990 to $40,439. This increase was primarily due to increased legal and headcount costs, partially offset by lower advertising and promotions costs and a decrease in charges incurred related to the shut-down of facilities we used to lease. Higher legal expenses, due to our federal anti-trust suit against DuPont, more than offset our share of a $4,000 payment received from Eli Lilly & Company in January, for legal costs incurred as part of the agreement to take the Prozac case directly to the U.S. Court of Appeals. Higher headcount costs were due to our significant growth during fiscal 1998 and 1999. Advertising and promotion costs were lower than the prior year when we spent heavily on the launch of Warfarin Sodium. The fiscal year ended June 30, 1999 also includes a $360 restructuring charge compared to the $1,200 restructuring charge incurred in the prior fiscal year, both of which were primarily related to closing leased facilities.

     Research and development expenses increased 19% from $18,955 to $22,593. The increase was primarily due to work on more clinical studies, an increase in personnel costs to support the number of products in development and higher costs associated with our proprietary drug development efforts. Fiscal 1999 included $646 in expenses related to the proprietary product collaboration with Eastern Virginia Medical School, whereas fiscal 1998 included $645 for the acquisition of six ANDAs and related technologies to expand our line of female healthcare products.

     Interest income increased by $1,004 or 46% due to higher average cash and cash equivalents balances, partially offset by a slight decrease in the market rates on our short-term investments.

     Interest expense increased $1,839 due to a reduction in the amount of interest we capitalized. The amount of interest capitalized declined, as expected, due to the reduction in capital spending on the Virginia facility, which was substantially completed by the spring of 1998.

     In fiscal 1998, we incurred an extraordinary loss of $790 related to the early retirement of debt.

LIQUIDITY AND CAPITAL RESOURCES

  Fiscal year ended June 30, 2000 as compared to fiscal year ended June 30, 1999

     Our cash and cash equivalents balance increased $61,055 or 64% to $155,922 at June 30, 2000 from $94,867 at June 30, 1999. In connection with an Alternative Collateral Agreement between us and the innovator of Tamoxifen, we increased the cash held in our interest bearing escrow account from $28,283 at June 30, 1999 to $74,011 at June 30, 2000.

     Cash provided by operating activities was $60,527 for the year ended June 30, 2000, as earnings before non-cash charges such as fair value of warrants issued, depreciation and deferred income tax benefit more than offset working capital increases. The working capital increase was led by increases in accounts receivable and other receivables, which were partially offset by increases in accounts payable and income taxes payable. Accounts receivable at June 30, 2000 were $54,669 or $4,785 higher than those at June 30, 1999 primarily because our sales were higher this year than last year. Other receivables increased because fiscal 2000 was the first year we recorded development and other revenue. Accounts payable increased because we had higher payables from increased purchases of Tamoxifen. Income taxes payable increased as a result of increased taxable earnings and the timing of estimated tax payments.

     Working capital levels varied during the year due to the timing of Tamoxifen inventory purchases, sales levels and the timing of Tamoxifen payables. During fiscal 2000, inventory levels increased during the first half of the year and declined during the second half. We expect that a similar trend will occur in fiscal 2001.

     During fiscal 2000, we invested $12,086 in capital assets, primarily on the construction of our new 48,000 square foot warehouse and 13,500 square foot laboratory facility at our Pomona, New York campus. In fiscal 2001, we expect to invest an additional $15,000 to $18,000 in capital assets.

     To expand our growth opportunities, we have and will continue to evaluate and enter into various strategic collaborations. The timing and amount of cash required to enter into these collaborations is difficult to predict because it is dependent on several factors, many of which are outside of our control. However, we believe that based on arrangements in place at June 30, 2000, we may spend between $2,000 and $4,000 over the next twelve months for these collaborations. The $2,000 to $4,000 excludes any cash needed to fund strategic acquisitions we may consider in the future.

     We believe that our current cash balances, cash flows from operations and borrowing capacity, including unused amounts under our existing $20,000 revolving credit facility, will be adequate to meet our needs and to take advantage of strategic opportunities as they occur. To the extent that additional capital resources are required, such capital may be raised by additional bank borrowings, equity offerings or other means.

RECENT ACCOUNTING PRONOUNCEMENTS

  Derivative Instruments

     On June 15, 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 until the Company's fiscal year 2001. In addition, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133, in June 2000 which amends certain provisions of SFAS No. 133. We have evaluated this statement and determined that implementation will not have a material impact on the Company's existing accounting policies and financial reporting disclosures.

  Revenue Recognition

     In December 1999, the Securities and Exchange Commission, or SEC, staff issued Staff Accounting Bulletin, or SAB, 101, "Revenue Recognition in Financial Statements" which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The effective date of this bulletin is no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. We are currently evaluating this bulletin and its impact on the our existing accounting policies and financial reporting disclosures.

                                    BUSINESS

OVERVIEW

     We are a specialty pharmaceutical company engaged in the development, manufacture and marketing of generic and proprietary prescription pharmaceuticals. We currently market approximately 76 pharmaceutical products, representing various dosage strengths and product forms of approximately 33 chemical entities. Our product line is principally focused on the development and marketing of generic and proprietary products in the oncology and female healthcare categories, including hormone replacement and oral contraceptives, and other products that have one or more barriers to entry. During our fiscal year ended June 30, 2000, our total revenues were $482.3 million and our net income was $54.1 million excluding the effect of approximately $12.0 million in non-recurring after-tax charges. We also spent a record $40.5 million on research and development to support both our generic and proprietary development.

     Currently, we are developing more than 40 generic pharmaceutical products. In addition, we have 18 generic product ANDAs pending approval filed at the FDA which had total U.S. brand and generic sales of approximately $2.8 billion for the twelve months ended June 30, 2000. We also have four generic product ANDAs filed at the FDA for which we have tentative approval. These products are the subject of patent challenges and had total U.S. brand and generic sales of approximately $3.8 billion for the twelve months ended June 30, 2000. We expect to file another 13-16 generic ANDAs in fiscal 2001. These products had total U.S. brand and generic sales of approximately $2.4 billion for the twelve months ended June 30, 2000. In addition, we are in various stages of development on a number of proprietary pharmaceuticals. Six of the proprietary products in development will compete in target markets that had total U.S. brand and generic sales of over $3.0 billion for the twelve months ended June 30, 2000.

BUSINESS STRATEGY

     We focus our resources on three core strategies:

     Developing and Marketing Selected Generic Pharmaceuticals. We develop and market the generic equivalent of brand pharmaceuticals that are off-patent but that have one or more barriers to entry. The characteristics of the products that we pursue may include: (i) the need for specialized manufacturing capabilities; (ii) difficulty in raw material sourcing; (iii) complex formulation or development characteristics; (iv) regulatory or legal challenges; or (v) sales and marketing challenges. We believe products with such barriers will face limited competition and therefore should produce higher profits for a longer period of time than products that have no barriers, which many companies can develop.

     Developing and Introducing Proprietary Pharmaceuticals. We are also developing proprietary pharmaceuticals that may have some period of exclusivity. Although the time and cost to develop proprietary pharmaceuticals is usually much higher than generic products, we believe that such products will produce higher and more consistent profitability than the typical generic product. To share the costs of these proprietary products and therefore increase the number we work on, we often seek strategic partners to assist in the funding, development and marketing of these products.

     Challenging Patents Protecting Certain Brand Pharmaceuticals. We also develop generic equivalents of branded pharmaceuticals protected by patents that we believe are either invalid, unenforceable or not infringed by our products. This strategy is an extension of our first strategy because the patents we are challenging present barriers to entry to companies that do not have the capabilities (e.g., legal and financial) to assess and challenge such patents. We believe that the successful development of pharmaceuticals that were perceived by competitors to be patent protected may allow our products, if approved, to earn higher profits for a longer period of time.

GENERIC PHARMACEUTICALS

     Our generic product line includes approximately 74 pharmaceutical products representing various dosage strengths and product forms of 31 chemical entities. Our products are manufactured in tablet, capsule and powder form. Our product line is concentrated primarily on six therapeutic categories: oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutic.

  Key Generic Products

     The following are descriptions of the products that contribute significantly to our sales and gross profit. All sales and product data is derived from industry sources. It is noted that market share information below concerning the number of units of a product dispensed does not correlate to a like percentage of industry sales due to the lower selling prices for generic products as compared to branded products.

     Tamoxifen. Tamoxifen is the generic version of Nolvadex, which is used to treat advanced breast cancer, impede the recurrence of tumors following surgery, and reduce the incidence of breast cancer in women at high risk for developing the disease. Total U.S. brand and generic sales were approximately $354 million for the twelve months ended June 30, 2000. Statistics indicate that one in eight women will get breast cancer during her lifetime, and each year, more than 180,000 new cases of breast cancer are diagnosed.

     Tamoxifen accounted for approximately 68%, 66% and 68% of our product sales during fiscal 2000, 1999 and 1998, respectively. Approximately 80% of the total prescriptions written for Tamoxifen in the United States were filled with the Barr-label product during the twelve months ended June 30, 2000. Currently, we are the only distributor of Tamoxifen in the U.S. other than the innovator whose product is sold under a brand name. We distribute Tamoxifen under an agreement with the innovator and therefore our gross margins for Tamoxifen are substantially lower than our gross margins for our manufactured products. For the twelve months ended June 30, 2000, Tamoxifen was prescribed approximately
4.3 million times, representing a 9% increase from the prior twelve-month period.

     In 1993, as a result of a settlement of a patent challenge against the innovator of Tamoxifen, we entered into a non-exclusive supply and distribution agreement. Under the terms of the Tamoxifen agreement, we purchase Tamoxifen directly from the innovator. We are the only distributor of Tamoxifen in the United States other than the innovator. Although we are the only non-exclusive distributor, the Tamoxifen agreement provides that should an additional distributor or distributors be selected by the innovator, we will be granted terms no less favorable than those granted to any subsequent distributor.

     We have a tentatively approved ANDA to manufacture Tamoxifen. Therefore, at the time of patent expiry in August 2002 (or upon another company's successful patent challenge), we plan to manufacture Tamoxifen. Manufacturing Tamoxifen would lower our costs of goods for this product and would likely improve our profit margins on Tamoxifen sales. We expect that upon patent expiry, additional competitors will enter the market. When this occurs, we believe that while our revenues and market share will be negatively affected, our gross margins on the sales of Tamoxifen will exceed those we currently earn as a distributor.

     Warfarin Sodium. Warfarin Sodium is the generic equivalent of DuPont Pharmaceutical's Coumadin, an anticoagulant that is given to patients with heart disease and/or high risk of stroke. We launched Warfarin Sodium in July 1997 and are one of three generic suppliers of the product. Total U.S. generic and brand sales of Warfarin Sodium were approximately $500 million for the twelve months ended June 30, 2000. Since launch in July 1997, nearly 11.5 million prescriptions for Barr's generic product have been dispensed. Currently, Barr's generic product has captured approximately 26% of all prescriptions written for the product. Warfarin Sodium accounted for approximately 14%, 15% and 11% of our product sales during fiscal 2000, 1999 and 1998, respectively. For the twelve months ended June 30, 2000, Warfarin Sodium was prescribed over 23 million times, representing 6.7% increase from the prior twelve-month period.

  Generic Product Research and Development

     We develop and market generic pharmaceuticals that have barriers to entry. The characteristics of the products that we pursue may include: (i) the need for specialized manufacturing capabilities; (ii) difficulty in raw material sourcing; (iii) complex formulation or development characteristics; or (iv) sales and marketing challenges. We believe products with such barriers will face limited competition and therefore offer longer product life-cycles and/or higher profitability than products that have no barriers, and thus can be developed by many companies.

  Generic Products Under Development

     We are developing more than 40 pharmaceutical products. We also have 18 generic product ANDAs pending approval at the FDA for products which had total U.S. brand and generic sales of approximately $2.8 billion for the twelve months ended June 30, 2000. 13 of the 18 generic product ANDAs pending are for products where there are currently no generic equivalents approved for sale. These 13 products represent approximately $2.5 billion of the $2.8 billion. Four of the 18 generic product ANDAs pending approval are Paragraph IV Certifications. These 4 products represent total U.S. brand and generic sales of approximately $680 million for the year ended June 30, 2000.

     During the fiscal year ending June 30, 2001, we anticipate filing another 13-16 generic product ANDAs for products which had total U.S. brand and generic sales of approximately $2.4 billion for the twelve months ended June 30, 2000. Thirteen of these products currently have no generic equivalents approved for sale. These 13 products represent total U.S. brand and generic sales of $2.2 billion. In addition, three of these 13 products will be filed with a Paragraph IV Certification. As discussed elsewhere in this prospectus, we believe this status may entitle us to as much as 180 days of marketing exclusivity on each of these products. These three products had total U.S. brand and generic sales of approximately $900 million for the twelve months ended June 30, 2000.

  Generic Product Sales And Marketing

     We market our generic products to customers in the United States and Puerto Rico through an integrated sales and marketing force that includes a five person national sales force. The activities of the sales force are supplemented by two customer service representatives who inform our customers of new products, process orders and advise on order status and current pricing. All marketing activities are developed, implemented and coordinated by a product marketing group consisting of four employees.

     Our generic product customer base includes drug store chains, food chains, mass merchandisers, wholesalers, distributors, managed care organizations, mail order accounts, government/military and repackagers. Our products are primarily sold under the Barr label.

     We sell our generic products primarily to approximately 140 direct purchasing customers and approximately 105 indirect customers that purchase our products from wholesalers. In fiscal 2000, 1999 and 1998, McKesson Drug Company, the nation's largest pharmaceutical wholesaler, accounted for approximately 16%, 14% and 12%, respectively, of product sales. No other customer accounted for greater than 10% of product sales in any of the last three fiscal years.

     During the past three years the number of companies we sell to has declined due to industry consolidation. In addition, a number of customers have instituted buying programs that limit the number of generic suppliers they buy from. Having fewer customers and changes in customer buying patterns have increased competition among generic drug marketers. Adding to these market pressures, managed care organizations have in some cases limited the number of authorized vendors. In addition, mail-order prescription services, which typically purchase product from a limited number of suppliers, have continued to grow. While we believe that we have excellent relationships with our key customers, there can be no assurance that a continuation or expansion of the changes described above will not have a material adverse impact on our business, results of operations and financial condition.

PROPRIETARY PHARMACEUTICALS

     In 1997, we implemented a strategy to develop proprietary pharmaceuticals that have some period of market exclusivity. We expect these products to generate higher gross margins and maintain profitability longer than most generic products. At this time and for the foreseeable future, our proprietary product development activities are not focused on discovering new molecules. Instead, our strategy is to focus on products which should take less time and cost less to gain approval. We pursue candidates in three primary categories: (i) existing chemical compounds where the development of new forms (liquid vs. tablets or different dosages) offer therapeutic or marketing advantages; (ii) new chemical entities in selected therapeutic categories, including some that are marketed in other countries but not currently sold in the United States; and (iii) patent protected proprietary products in late stages of development.

  Currently Marketed Product

     ViaSpan(R). In August 2000, we began to market ViaSpan. ViaSpan is a solution used for hypothermic flushing and storage of organs including kidney, liver and pancreas at the time of their removal from the donor in preparation for storage, transportation and eventual transplantation into a recipient. We acquired the marketing rights to ViaSpan in the U.S. and Canada from DuPont Pharmaceuticals Company as part of a co-development and marketing alliance. Under that agreement, we purchase finished product, sell it under a Barr label, and pay a royalty to DuPont. We now exclusively market the product in both the U.S. and Canada. Total sales of ViaSpan in the U.S. and Canada for the year ended June 30, 2000 were approximately $14 million. ViaSpan is patent protected through December, 2007.

  Proprietary Products under Development

     We have a number of proprietary pharmaceutical products under development including the six listed in the following chart. These six products are expected to compete in therapeutic categories (e.g. oncology, oral contraception) which have total U.S. annual sales of over $2.5 billion.

                         STATUS OF PROPRIETARY PIPELINE

                                                  ESTIMATED LAUNCH
 PRODUCT    CATEGORY    DOSAGES      STATUS       (QUARTER ENDING)
 -------   ----------   -------   -------------   ----------------
BRL1         Oncology      2      Filed Q3 CY99     March 2001
                           2      Filed Q1 CY00     March 2001
Hydroxyurea   Oncology     1      Approved         December 2000
                           1      Filed Q4 CY99    December 2000
BRL3         Oncology      1      File Q2 CY01      March 2003
CyPat(TM)    Oncology      1      Phase III       September 2003
------------------------------------------------------------------
SEASONALE(TM)         OC    2     Phase III       September 2003
------------------------------------------------------------------
Japanese   Anti-Viral      1      Phase II              TBD
Encephalitis
Vaccine

  Selected Proprietary Products

     Hydroxyurea. Hydroxyurea is a antineoplasmic agent used in the treatment of melanoma, resistant chronic myelocytic leukemia, and recurrent, metastatic, or inoperable carcinoma of the ovary, as well as certain head and neck cancers. Total U.S. brand and generic sales for Hydroxyurea and its generic equivalents were $19.0 million for the year ended June 30, 2000.

     In August 2000, we received FDA approval to market a new dosage strength of Hydroxyurea, a 1000 mg tablet. Our high dose product is designed to simplify drug therapy and enhance patient compliance by eliminating the larger number of doses that patients are currently required to ingest. In addition, our tablet is scored to allow patients to more accurately adjust their dosage levels.

     We intend to market our product under a new brand name and expect to complete a marketing agreement with a third party to begin marketing it in the quarter ending December 2000. A patent application for the product is currently pending.

     CyPat(TM). Cyproterone Acetate, which we intend to market in the U.S. under the name CyPat, is a steroidal antiandrogen. Cyproterone Acetate is not currently marketed in the United States. Internationally, Cyproterone Acetate is mainly used in the management of prostate cancer, both as a single agent and in combination with other products. In addition, it is used as a component of oral contraceptives and in the treatment of acne, seborrhea, hirsutism in women, precocious puberty in children, and hypersexuality/deviant behavior in men. Currently, Cyproterone Acetate is approved for use in over 80 countries throughout Europe, Asia, South America, Australia, Japan and Canada.

     In July 1999, we submitted an Investigational New Drug (IND) application with the FDA for CyPat for the treatment of vasomotor symptoms associated with prostate cancer therapies and its effects on the patients' quality of life. We are developing CyPat to relieve the distressing hot flashes that typically accompany surgical or chemical castration that is often used in the treatment of prostate cancer. Of the more than 2.4 million patients in the United States who have been diagnosed with prostate cancer, CyPat may prove suitable for treating approximately 100,000 patients.

     Among the most common symptoms associated with prostate cancer treatments such as surgical or chemical castration are hot flashes and night sweats. Approximately 3 out of 4 patients experience hot flashes and night sweats. Patients report that hot flashes begin 1 to 12 months after treatment and can last for up to 3 years and in some cases, the rest of their lives. Patients describe hot flashes as a sensation of warmth that spreads from the face, chest and back and then to the rest of the body. Sweating, a higher pulse rate, and feelings of anxiety, irritability, and queasiness usually go together with hot flashes and night sweats. Hot flashes and night sweats affect the patients' psychological equilibrium and adversely affect their quality of life.

     We have initiated a Phase III, randomized, multicenter, placebo-controlled, double blind clinical trial to study the efficacy and safety of CyPat for the treatment of hot flashes following surgical or chemical castration in prostate cancer patients. The clinical studies are expected to include several hundred patients at approximately 50 sites across the country. We have enrolled approximately 150 patients to date. We expect to complete enrollment of our Phase III clinical trial by December 2001. Pending FDA approval, CyPat could reach consumers as early as the second half of calendar 2003.

     We believe a five-year new chemical entity exclusivity will be granted to CyPat upon FDA approval. A notice of allowance for issuance of a US patent was received from the Patent and Trademark Office for CyPat. Upon issuance, this patent will protect CyPat for its use in prostate cancer patients. We also have additional patents pending and in development for CyPat.

     SEASONALE(TM). SEASONALE is a patent protected oral contraceptive regimen which we are developing through an agreement with the Medical College of Hampton Roads, Eastern Virginia Medical School. Under the proposed SEASONALE regimen, women would take the product for up to 84 consecutive days, and then would have a seven-day pill-free interval. By contrast, the majority of oral contraceptive products currently available in the United States are based on a regimen of 21 treatment days and then seven pill-free days. The proposed SEASONALE regimen is expected to result in only 4 menstrual cycles per year, or one per "season". This type of oral contraceptive regimen is preferable to many women whose lifestyle dictates the convenience of fewer menstrual cycles per year. In addition, SEASONALE is expected to reduce anemias and iron deficiencies that are exacerbated by menstrual blood loss. Like all oral contraceptives, we will seek SEASONALE approval for the indication of prevention of pregnancy.

     Oral contraceptives are the most common method of reversible birth control, used by up to 65% of women in the U.S. at some time during their reproductive years. The oral contraceptives have a very long history with widespread use attributed to many factors including efficacy in preventing pregnancy, safety and simplicity in initiation and discontinuation, medical benefits and relatively low incidence of side effects.

     One Phase III clinical trial is underway. The Phase III study is a prospective, parallel, multicenter, open-label, randomized study evaluating the use of two dose levels of SEASONALE in a 91-day cycle administered for approximately 12 months and two dose levels of conventional oral contraceptive therapy administered for approximately 12 months. We expect to complete our Phase III clinical trial by

December 2001. Pending FDA approval, SEASONALE could reach consumers as early as the second half of calendar 2003. The SEASONALE regimen is patent protected through 2017.

  Barr/DuPont Pharmaceuticals Co-Development and Marketing Alliance

     In March 2000, we announced four agreements with the DuPont Pharmaceuticals Company that resolved a legal dispute between our two companies. The first agreement with DuPont provides up to $45 million to support the ongoing development of three proprietary products: the CyPat prostate cancer therapy; the SEASONALE oral contraceptive; and a third product which we have yet to disclose. We will be responsible for marketing these three products, although DuPont may elect to play a role in product co-promotion, and DuPont may receive royalties based on product sales. Under terms of the second agreement DuPont assumes sales and marketing responsibility for a proprietary product that we developed internally. This product is expected to be launched during the second half of fiscal 2001. The third agreement under this alliance transfers the responsibility of marketing DuPont's ViaSpan organ transplant preservation agent to us. Under the fourth agreement, we granted DuPont warrants to purchase 1.5 million shares of our common stock: 750,000 shares at $31.33 per share and 750,000 shares at $38.00 per share. The warrants expire in March 2004 and are exercisable at any time by DuPont.

  Proprietary Product Sales And Marketing

     We are evaluating various strategies for selling and marketing our proprietary pharmaceuticals. These strategies include any combination of the following: (i) licensing our proprietary products to other pharmaceutical companies with sales organizations sufficient to support our products, (ii) entering into co-promotion or contract sales arrangements with respect to the products, and (iii) establishing our own sales organization and related infrastructure. If we license our products or enter into co-promotional or contract sales arrangements, we would not incur the significant upfront expenses associated with building a sales organization. However, without our own sales force, we would retain a lower portion of the profits from the sales of the products.

PATENT CHALLENGES

     We also actively challenge the patents protecting certain branded pharmaceutical products where we believe such patents are either invalid, unenforceable or not infringed by our products. To date, we have brought seven patent challenges. Two have been successfully resolved, four are currently pending and the seventh was unsuccessful.

     Patent challenges are complex, costly and can take 3 - 6 years to complete. They generally require an investment of $8 - $10 million per challenge. As a result, we have in the past and may elect in the future to have partners on select patent challenges. These arrangements typically provide for a sharing of the costs and risks, and generally provide for a sharing of the benefits of a successful outcome.

                            PATENT CHALLENGE HISTORY

PRODUCT (BRAND NAME)                       OUTCOME                           STATUS
--------------------            ------------------------------   ------------------------------
Tamoxifen (Nolvadex)            - Resolved                       - Tentatively approved ANDA
                                                                 - Non-exclusive distribution
                                                                   agreement until August 2002
                                                                 - Launch manufactured version
                                                                   upon patent expiry
Ciprofloxacin (Cipro)           - Resolved                       - Tentatively approved ANDA
                                                                 - Contingent supply agreement
                                                                   until December 2003
                                                                 - Right to distribute with
                                                                   partner six months before
                                                                   patent expiry
Fluoxetine (Prozac)             - 2003 Patent Invalidated        - Tentatively approved ANDA
                                - Appeals Pending                - Anticipated launch with
                                                                   partner CY 2001
Norethindrone/ethinyl           - Pending                        - ANDA filed
  estradiol (Ortho-Novum
  7/7/7)
Norgestimate/ethinyl estradiol  - Pending                        - ANDA filed
  (Ortho Tri-Cyclen)
Flecainide Acetate (Tambocor)   - Pending                        - ANDA filed
Zidovudine (Retrovir)           - Unsuccessful                   - Tentatively approved ANDA
                                                                 - Anticipated launch upon
                                                                   patent expiry in 2005

     Tamoxifen. Tamoxifen is the generic version of Nolvadex, which is used to treat advanced breast cancer, impede the recurrence of tumors following surgery, and reduce the incidence of breast cancer in women at high risk for developing the disease. Total U.S. brand and generic sales were approximately $354 million for the twelve months ended June 30, 2000. Statistics indicate that one in eight women will get breast cancer during her lifetime, and each year, more than 180,000 new cases of breast cancer are diagnosed.

     Tamoxifen accounted for approximately 68%, 66% and 68% of our product sales during fiscal 2000, 1999 and 1998, respectively. Approximately 80% of the total prescriptions written for Tamoxifen in the United States were filled with the Barr-label product during the twelve months ended June 30, 2000. Currently, we are the only distributor of Tamoxifen in the U.S. other than the innovator whose product is sold under a brand name. We distribute Tamoxifen under an agreement with the innovator and therefore our gross margins for Tamoxifen are substantially lower than our gross margins for our manufactured products. For the twelve months ended June 30, 2000, Tamoxifen was prescribed approximately
4.3 million times, representing a 9% increase from the prior twelve-month period.

     In 1993, as a result of a settlement of a patent challenge against the innovator of Tamoxifen, we entered into a non-exclusive supply and distribution agreement. Under the terms of the Tamoxifen agreement, we purchase Tamoxifen directly from the innovator. We are the only distributor of Tamoxifen in the United States other than the innovator. Although we are the only non-exclusive distributor, the Tamoxifen agreement provides that should an additional distributor or distributors be selected by the innovator, we will be granted terms no less favorable than those granted to any subsequent distributor.

     We currently have a tentatively approved ANDA for the manufacture of Tamoxifen. Therefore, at the time of patent expiry in August 2002 (or upon another company's successful patent challenge), we plan to manufacture Tamoxifen. Manufacturing Tamoxifen would lower our costs of goods for this product and would likely improve our profit margins on Tamoxifen sales. We expect that upon patent expiry, additional competitors will enter the market. When this occurs, we believe that while our revenues and market share will be negatively affected, our gross margins on the sales of Tamoxifen will exceed those we currently earn as a distributor.

     Ciprofloxacin. Ciprofloxacin is the generic equivalent of Bayer's Cipro and is used to treat lower respiratory, skin, bone and joint, and urinary tract infections. Total U.S. brand and generic sales were approximately $920 million in the twelve months ended June 30, 2000. In January 1995, we received a tentative approval of an ANDA for Ciprofloxacin tablets.

     In January 1997, we and the innovator of Ciprofloxacin resolved pending patent litigation regarding Ciprofloxacin. As part of the resolution of the patent challenge we entered into the Ciprofloxacin agreement, which ends with the expiration of the patent in December 2003. Under the Ciprofloxacin agreement, the innovator has the option to make payments to us or must allow us and our partner to purchase Ciprofloxacin from the innovator at a discount. If the innovator chooses not to provide the product to us, we expect to recognize revenues ranging from approximately $28-$31 million per year through our fiscal year ending June 30, 2003.

     Under terms of the Ciprofloxacin agreement, we and our partner will begin to distribute the product six months prior to patent expiry. Our agreement will allow us and our partner the opportunity to offer consumers a more affordable version of Cipro before the patents expire.

     Fluoxetine. Fluoxetine is the generic equivalent of Eli Lilly Company's antidepressant, Prozac(R), which had annual sales of approximately $2.5 billion for the twelve months ended June 30, 2000. We filed our ANDA for Fluoxetine in February 1996, and were sued for patent infringement by Lilly, initiating the patent challenge process.

     On August 9, 2000, the U.S. Court of Appeals, Federal Circuit in Washington, D.C. ruled in favor of our challenge of a patent protecting Prozac. The Court unanimously upheld our "double-patenting" claims and struck down the patent that would have protected Prozac from generic competition until after December 2003. Lilly is expected to seek a rehearing in the Court of Appeals and a review by the Supreme Court. If the present ruling is not reversed, our partners and we expect to introduce a more affordable generic Prozac product in February 2001 (or August 2001, if the FDA grants a six months pediatric exclusivity extension).

     As the first to file a Paragraph IV Certification that successfully challenged a listed patent, we believe we are entitled to the 180-day exclusivity granted under the Hatch-Waxman Act and intend, if necessary, to vigorously defend our rights. However, there can be no assurances that our position on the implementation of the FDA's exclusivity rules will prevail. If we lose some or all of the 180 day exclusivity we expect, the value of the favorable ruling could be substantially diminished.

     We have two partners on our challenge of Lilly's patents for Prozac. Accordingly, we will share the benefits of the launch of Fluoxetine with our partners.

     Norethindrone/ethinyl estradiol. In October 1998, we filed an ANDA seeking approval from the FDA to market the three different tablet combinations of norethindrone and ethinyl estradiol, the generic equivalent of Ortho-McNeil Pharmaceutical Inc.'s Ortho-Novum 7/7/7(R) oral contraceptive regimen. We notified Ortho pursuant to the provisions of the Hatch-Waxman Act and on January 15, 1999, Ortho filed a patent infringement action in the United States District Court for the District of New Jersey -- Trenton Division, seeking to prevent us from marketing the three different tablet combinations of norethindrone and ethinyl estradiol until U.S. patents expire in 2003. The case is currently in the discovery stage. For the twelve months ended June 30, 2000, Ortho-Novum 7/7/7 had total U.S. brand and generic sales of approximately $151 million.

     Norgestimate/ethinyl estradiol. In February 2000, we filed an ANDA seeking approval from the FDA to market three different tablet combinations of norgestimate and ethinyl estradiol, the generic equivalent of Ortho's Tri-Cyclen(R). We notified Ortho pursuant to the provisions of the Hatch-Waxman Act and on June 9, 2000, Ortho filed a patent infringement action in the United States District Court for the District of New Jersey -- Trenton Division, seeking to prevent us from marketing the three different tablet combinations of norgestimate and ethinyl estradiol until U.S. patents expire in 2003. The case is currently in the discovery stage. For the twelve months ended June 30, 2000, Ortho's Tri-Cyclen had total U.S. brand and generic sales of approximately $409 million.

     Flecainide Acetate. In May 2000, we filed an ANDA with the FDA for Flecainide Acetate tablets (the brand is Tambocor(R)). Following the required notice to 3M Pharmaceuticals, the innovator of the brand, they sued us in the U.S. District Court in Minnesota to prevent us from proceeding with the commercialization of the product. This case involves an alleged infringement by us of raw material patents and not a challenge to the validity of patents protecting the product. For the twelve months ended June 30, 2000, Tambocor had total U.S. brand and generic sales of approximately $60 million.

     Zidovudine. Zidovudine is the generic equivalent of Glaxo Wellcome's Retrovir(R), also known as AZT, a treatment for AIDS. The patent challenge that followed our filing was resolved unsuccessfully during 1996. However, we received tentative approval of our ANDA for this product in February 1995, and anticipate launching our generic equivalent when the patents expire in 2005. For the twelve months ended June 30, 2000, AZT had total U.S. brand and generic sales of approximately $40 million.

     Three of the generic product ANDAs we expect to file during the fiscal year ended June 30, 2001, are patent challenges. These three products represent total U.S. generic and branded sales of approximately $900 million. In addition, we are actively evaluating several potential additional challenges both on our own and as part of collaborations with other companies.

  Patent Challenge Process

     The Hatch-Waxman Act provides incentives for generic pharmaceutical companies to challenge suspect patents on branded pharmaceutical products. The legislation recognizes that there is a potential for the improper issuance of patents by the United States Patent and Trade Office, or PTO, resulting from a variety of technical, legal or scientific factors. The Hatch-Waxman legislation places significant burdens on the challenger to ensure that such suits are not frivolous, but also offers the opportunity for significant financial reward if successful.

     All of the steps involved in the filing of an ANDA with the FDA, including research and development, are identical with those steps taken in development of any generic drug. At the time of filing with the FDA for approval of its version of the branded product, the generic company files with its ANDA a certification asserting that the patent is invalid, unenforceable or not infringed. After receiving notice from the FDA that its application is acceptable for filing, the generic company sends the patent holder a notice explaining why it believes that the patents in question are invalid, unenforceable or not infringed. Upon receipt of the notice from the generic company, the patent holder has 45 days in which to bring legal action against the generic company. The patent holder, within certain parameters, has the right to bring suit in any federal district court. The discovery, trial and appeals process can take two to four years.

     If the generic company prevails, and that company was the first to file an ANDA and a certification of invalidity or noninfringement with the FDA for the product, that company receives 180 days of generic marketing exclusivity. That is, the FDA may not approve another generic version of the product for any company during the first 180 days. This period of marketing exclusivity provides the successful patent challenger with the opportunity to build its market share to a significant position. While enabling the company to recoup the expenses of the lawsuit and realize stronger profit margins, this also may provide an impediment to or limit the entrance of subsequent competitors. Once significant market share is achieved, the first successful challenger can more effectively defend its position against future competitors.

     In August 1999, the FDA published a proposed 180-Day Generic Drug Exclusivity rule. This proposed rule is designed to clarify the FDA's interpretation of the 180-day generic drug exclusivity provision of the Hatch-Waxman Act, in response to numerous court challenges and Citizen Petitions. We, as well as other members of the generic industry, have submitted comments on the proposed rule. While still reviewing the comments related to the proposed rule, the FDA issued industry Guidance in March 2000. The FDA's implementation of the final regulations and the Guidance may be delayed for a significant period and will likely be the subject of additional court challenges and Citizens Petitions. As such, it is impossible for us to provide a general conclusion as to the effect the proposed rule and the Guidance would have on the exclusivity status of our patent cases, including the August 9, 2000 court ruling in favor of our challenge of a the patent protecting Eli Lilly's Prozac discussed earlier in this prospectus. If we do not enjoy the full exclusivity period we expect, the value of the favorable ruling we obtained with respect to the Prozac patent and other patent challenges could be substantially diminished.

     Each patent challenge typically takes three to six years, and can cost approximately $8-$10 million in legal and product development costs. The process for initiating a patent challenge begins with the identification of a drug candidate and evaluation by qualified legal counsel of the patents protecting that product. We have reviewed a number of challenges and have pursued only those that we believe offer a high probability of success. Generally, once we receive a favorable opinion from our patent counsel, we begin the formulation and development process. Patent challenge product candidates typically must have several years of remaining patent protection to ensure that the legal process can be completed prior to patent expiry.

GOVERNMENT REGULATION

     We are subject to extensive regulation by the federal government, principally by the FDA, and, to a lesser extent, by the DEA and state governments. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the testing, manufacturing, safety, labeling, storage, record keeping, approval, pricing, advertising and promotion of our products. Non-compliance with applicable requirements can result in fines, recalls and seizure of products. The FDA has the authority to revoke drug approvals previously granted.

  ANDA Process

     FDA approval is required before a generic equivalent or a new dosage form of an existing drug can be marketed. We usually receive approval for such products by submitting an ANDA to the FDA. When processing an ANDA, the FDA waives the requirement of conducting complete clinical studies, although it normally requires bioavailability and/or bioequivalence studies. "Bioavailability" indicates the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. "Bioequivalence" compares the bioavailability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body are the same as the previously approved drug. An ANDA may be submitted for a drug on the basis that it is the equivalent to a previously approved drug or, in the case of a new dosage form, is suitable for use for the indications specified.

     Before approving a product, the FDA also requires that our procedures and operations conform to cGMP regulations, as defined in the U.S. Code of Federal Regulations. We must follow the cGMP regulations at all times during the manufacture of our products. To help insure compliance with the cGMP regulations, we must continue to spend time, money and effort in the areas of production and quality control to ensure full technical compliance.

     If the FDA believes a company is not in compliance with cGMP, sanctions may be imposed upon that company including (i) withholding from the company new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the company from receiving the necessary export licenses to export its products; and (iii) classifying the company as an "unacceptable supplier" and thereby disqualifying the company from selling products to federal agencies. We believe we are currently in compliance with cGMP.

     In May of 1992, the Generic Act was enacted. The Generic Act, a result of the legislative hearings and investigations into the generic drug approval process, allows the FDA to impose debarment and other penalties on individuals and companies that commit certain illegal acts relating to the generic drug approval process. In some situations, the Generic Act requires the FDA to debar (i.e., not accept or review ANDAs for a period of time) a company or an individual that has committed certain violations. It also provides for temporary denial of approval of applications during the investigation of certain violations that could lead to debarment and also, in more limited circumstances, provides for the suspension of the marketing of approved drugs by the affected company. Lastly, the Generic Act allows for civil penalties and withdrawal of previously approved applications. Neither we nor any of our employees have ever been subject to debarment.

  NDA Process

     FDA approval is required before any new drug can be marketed. An NDA is a filing submitted to the FDA to obtain approval of a drug not eligible for an ANDA and must contain complete pre-clinical and clinical safety and efficacy data or a right of reference to such data. Before dosing a new drug in healthy human subjects or patients may begin, stringent government requirements for preclinical data must be satisfied. The pre-clinical data, typically obtained from studies in animal species, as well as from laboratory studies, are submitted in an Investigational New Drug, or IND, application, or its equivalent in countries outside the United States, where clinical trials are to be conducted. The preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initiation of clinical trials.

     Clinical trials are typically conducted in three sequential phases, although the phases may overlap. In Phase I, which frequently begins with the initial introduction of the compound into healthy human subjects prior to introduction into patients, the product is tested for safety, adverse effects, dosage, tolerance absorption, metabolism, excretion and other elements of clinical pharmacology. Phase II typically involves studies in a small sample of the intended patient population to assess the efficacy of the compound for a specific indication, to determine dose tolerance and the optimal dose range as well as to gather additional information relating to safety and potential adverse effects. Phase III trials are undertaken to further evaluate clinical safety and efficacy in an expanded patient population at typically dispersed study sites, in order to determine the overall risk-benefit ratio of the compound and to provide an adequate basis for product labeling. Each trial is conducted in accordance with certain standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety and efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. In some cases, the FDA allows a company to rely on data developed in foreign countries, or previously published data, which eliminates the need to independently repeat some or all of the studies.

     Data from preclinical testing and clinical trials are submitted to the FDA as an NDA for marketing approval and to other health authorities as a marketing authorization application. The process of completing clinical trials for a new drug may take several years and require the expenditure of substantial resources. Preparing an NDA or marketing authorization application involves considerable data collection, verification, analysis and expense, and there can be no assurance that approval from the FDA or any other health authority will be granted on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The FDA or other health authorities may deny an NDA or marketing authorization application if the regulatory criteria are not satisfied, or such authorities may require additional testing or information.

     Even after initial FDA or other health authority approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional data on safety. The post marketing studies could be used to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA or other regulatory authorities require post-marketing reporting to monitor the adverse effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the products.

     Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling or a change in the manufacturing facility, an application seeking approval of such changes must be submitted to the FDA or other regulatory authority. Additionally, the FDA regulates post-approval promotional labeling and advertising activities to assure that such activities are being conducted in conformity with statutory and regulatory requirements. Failure to adhere to such requirements can result in regulatory actions that could have a material adverse effect on our business, results of operations and financial condition.

  DEA

     Because we sell and develop products containing controlled substances, we must meet the requirements and regulations of the Controlled Substances Act which are administered by the DEA. These regulations include stringent requirements for manufacturing controls and security to prevent diversion of or unauthorized access to the drugs in each stage of the production and distribution process. The DEA regulates allocation to us of raw materials used in the production of controlled substances based on historical sales data. We believe we are currently in compliance with all applicable DEA requirements.

  Government Relations Activities

     Many branded pharmaceutical companies have increasingly used state and federal legislative and regulatory means to delay generic competition. These efforts have included pursuing new patents for existing products using the Citizen Petition process to request amendments to FDA standards, seeking changes to United States Pharmacopeia (an organization which publishes industry recognized compendia of drug standards), and attaching patent extension amendments to non-related federal legislation. In addition, some companies have engaged in state-by-state initiatives to enact legislation that restricts the substitution of some generic drugs. We have and will continue to spend time and money on government affairs activities.

  Medicaid/Medicare

     In November 1990, a law regarding reimbursement for prescribed Medicaid drugs was passed as part of the Congressional Omnibus Budget Reconciliation Act of 1990. The law required drug manufacturers to enter into a rebate contract with the Federal Government. All generic pharmaceutical manufacturers, whose products are covered by the Medicaid program, are required to rebate to each state a percentage (currently 11% in the case of products manufactured by us and 15% for Tamoxifen sold by us) of their average net sales price for the products in question. We accrue for future estimated rebates in our consolidated financial statements.

     Over the last year, the extension of prescription drug coverage to all Medicare recipients has gained support in Congress. The generic pharmaceutical industry trade associations are actively involved in discussions regarding the structure and scope of any proposed Medicare prescription drug benefit plans. We, as an active member in the Generic Pharmaceutical Association, or the GPhA, the leading trade association representing the generic pharmaceutical industry, support the development of an industry-wide position on Medicare.

     We believe that federal and/or state governments may continue to enact measures in the future aimed at reducing the costs of drugs to the public. We cannot predict the nature of such measures or their impact on our profitability.

  Other

     We are also governed by federal, state and local laws of general applicability, such as laws regulating intellectual property, including patents and trademarks; working conditions; equal employment opportunity; and environmental protection.

MANUFACTURING AND FACILITIES

     We have facilities and operations in Pomona and Blauvelt, New York; Northvale, New Jersey; Forest, Virginia; and Washington, D.C. The following table presents the facilities owned or leased by us and indicates the location and type of each of these facilities.

                 SQUARE
LOCATION         FOOTAGE    STATUS                        DESCRIPTION
--------         -------    ------    ----------------------------------------------------
NEW JERSEY
Northvale......   27,500     Owned    Manufacturing
NEW YORK
Blauvelt.......   48,000    Leased    Corporate Administration
Pomona 1.......   34,000     Owned    R&D, Laboratories, Manufacturing
Pomona 2.......   90,000     Owned    Laboratories, Administrative Offices, Manufacturing,
                                      Warehouse
VIRGINIA
Forest.........  165,500     Owned    Administrative Offices, Manufacturing, Warehouse,
                                      Packaging, Distribution
WASHINGTON
  D.C. ........    1,800    Leased    Corporate Administration

     Over the past three fiscal years, we have spent approximately $45 million in capital expenditures primarily to expand manufacturing capacity, extend research and development activities and strengthen certain competitive advantages.

LEGAL PROCEEDINGS

  Patent Challenges

     In February 1996, we filed an ANDA seeking approval from the FDA to market fluoxetine hydrochloride, or Fluoxetine, the generic equivalent of Eli Lilly Company's Prozac. We notified Lilly pursuant to the provisions of the Hatch-Waxman Act, and on April 19, 1996, Lilly filed a patent infringement action in the United States District Court for the Southern District of Indiana -- Indianapolis Division seeking to prevent us from marketing Fluoxetine until a U.S. patent expires in 2003.

     In rulings on pre-trial motions on January 12, 1999, the U.S. District Court, Southern District of Indiana, dismissed several of the claims that we presented at the trial. Prior to the trial beginning, we and our two co-defendants and Lilly reached an agreement pursuant to which we and Lilly agreed to drop all the remaining claims in the litigation. In addition to dropping their remaining claims, Lilly made a one-time payment of $4 million to be shared between us and our co-defendants.

     On August 9, 2000, the U.S. Court of Appeals, Federal Circuit in Washington D.C. affirmed the decision of the lower court rejecting our arguments with respect to "best mode" claims against the patent expiring February 2001. However, the court struck down the Lilly patent which was to have run until December 2003 upon our claim of "double patenting". Lilly is expected to seek a rehearing in the Court of Appeals and a review by the Supreme Court.

     In October 1998, we filed an ANDA seeking approval from the FDA to market the three different tablet combinations of norethindrone and ethinyl estradiol, the generic equivalent of Ortho Pharmaceutical Corporation's Ortho-Novum 7/7/7 oral contraceptive regimen. We notified Ortho pursuant to the provisions of the Hatch-Waxman Act and on January 15, 1999, Ortho filed a patent infringement action in the United States District Court for the District of New Jersey -Trenton Division, seeking to prevent us from marketing the three different tablet combinations of norethindrone and ethinyl estradiol until U.S. patents expire in 2003. The case is currently in the discovery stage.

     In February 2000, we filed an ANDA seeking approval from the FDA to market three different tablet combinations of norgestimate and ethinyl estradiol, the generic equivalent of Ortho-McNeil Pharmaceutical, Inc.'s Tri-Cyclen(R). We notified Ortho pursuant to the provisions of the Hatch-Waxman Act and on June 9,

2000, Ortho filed a patent infringement action in the United States District Court for the District of New Jersey -- Trenton Division, seeking to prevent us from marketing the three different tablet combinations of norgestimate and ethinyl estradiol until U.S. patents expire in 2003. The case is currently in the discovery stage.

     In May 2000, we filed an ANDA with the FDA for Flecainide Acetate tablets (the brand is Tambocor). Following the required notice to 3M Pharmaceuticals, the innovator of the brand, they sued us in the U.S. District Court in Minnesota to prevent us from proceeding with the commercialization of the product. This case involves an alleged infringement by us of raw material patents and not a challenge to the validity of patents protecting the product.

  Class Action Lawsuits

     On July 14, 2000, Louisiana Wholesale Drug Co. filed a class action complaint in the United States District Court for the Southern District of New York against Bayer Corporation, the Rugby Group and us. The complaint alleges that we and the Rugby Group agreed with Bayer Corporation not to compete with a generic version of Cipro, or Ciprofloxacin, pursuant to an agreement between the defendants. The plaintiff purports to bring claims on behalf of all direct purchasers of Cipro from 1997 to present.

     Several similar putative class actions have been filed in Federal District Courts in New York and in various State courts including California, New Jersey and Florida.

     We believe that our agreement with Bayer Corporation is a valid settlement to a patent dispute and cannot form the basis of an antitrust claim. Although it is not possible to forecast the outcome of these matters, we intend to vigorously defend ourselves. It is anticipated that these matters may take several years to be resolved but an adverse judgment could have a material adverse effect on our business, results of operations and financial condition.

  Other Legal Matters

     In February 1998, Invamed, Inc., which has since been acquired by Geneva Pharmaceuticals, Inc., a division of Novartis AG, named us and several others as defendants in a lawsuit filed in the United States District Court for the Southern District of New York, charging that we unlawfully blocked access to the raw material source for Warfarin Sodium. In May 1999, Apothecon, Inc., a division of Bristol-Meyers Squibb, Inc., filed a similar lawsuit. The two actions have been consolidated.

     We believe that the suits filed against us by Invamed and Apothecon are without merit and we intend to defend our position vigorously. These actions are currently in the discovery stage. It is anticipated that this matter may take several years to be resolved but an adverse judgment could have a material adverse effect on our business, results of operations and financial condition.

     In 1998 and 1999, we were contacted by the Department of Justice, or DOJ, regarding the March 1993 resolution of the Tamoxifen patent litigation. We continue to cooperate with the DOJ in this examination, and believe that the DOJ will ultimately determine that the settlement was appropriate and a benefit to consumers. The DOJ has not contacted us about this matter in over a year.

     On June 30, 1999, we received a civil investigative demand from the Federal Trade Commission, or FTC, for interrogatories and a subpoena for documents relating to the January 1997 settlement of the Hatch-Waxman Act patent litigation relating to Ciprofloxacin which had been pending in the U.S. District Court for the Southern District of New York. The FTC is investigating whether the parties have engaged or are engaging in unfair methods of competition or affecting commerce in violation of Section 5 of the Federal Trade Commission Act.

     We believe that the patent challenge process under the Hatch-Waxman Act represents a pro-consumer and pro-competitive alternative to bringing generic products to market more rapidly than might otherwise be possible. We believe that once all the facts are considered, and the benefits to consumers are assessed, that these DOJ and FTC investigations will be resolved. However, consideration of these matters could take considerable time, and while unlikely, any adverse judgment in either matter could have a material adverse effect on our business, results of operations and financial condition.

     As of June 30, 2000, we were involved, as plaintiff and defendant, in other lawsuits incidental to its business. Our management, based on the advice of legal counsel, believes that the disposition of such litigation will not have any significant adverse effect on our business, results of operations and financial condition.

EMPLOYEES

     As of August 31, 2000 we had approximately 605 full-time employees including 131 in research and development and 386 in production and quality assurance/control. Approximately 76 are represented by a union that has a collective bargaining agreement with us. Our current collective bargaining agreement with our employees, who are represented by Local 2-149 of the Paper, Allied, Chemical and Energy (PACE) Union International, expires on April 1, 2001. We believe that our relations with our employees are good and we have no history of work stoppages. Our employees are organized as follows:

                                                              NUMBER OF
DEPARTMENT                                                    EMPLOYEES
----------                                                    ---------
Research and Development....................................     131
Administration..............................................      76
Manufacturing Union.........................................      76
Non-Union...................................................     154
Quality.....................................................     151
Sales & Marketing...........................................      17
                                                                 ---
          Total.............................................     605
                                                                 ===

                                   MANAGEMENT

     Our executive officers and directors are as follows:

NAME                                       AGE                    POSITION
----                                       ---                    --------
Bruce L. Downey..........................  52     Chairman of the Board and Chief Executive
                                                  Officer
Paul M. Bisaro...........................  39     President, Chief Operating Officer and
                                                  Secretary
Timothy P. Catlett.......................  45     Senior Vice President, Sales and
                                                  Marketing
William T. McKee.........................  39     Senior Vice President, Chief Financial
                                                  Officer and Treasurer
Mary E. Petit............................  51     Senior Vice President, Proprietary
                                                  Product Development
Martin Zeiger............................  63     Senior Vice President, Strategic Business
                                                  Development and General Counsel
Salah U. Ahmed...........................  46     Vice President, Product Development
Edwin A. Cohen...........................  68     Vice Chairman of the Board
Robert J. Bolger.........................  78     Director
Michael F. Florence......................  63     Director
Jacob ("Jack") M. Kay....................  60     Director
Bernard C. Sherman.......................  58     Director
George P. Stephan........................  67     Director

     BRUCE L. DOWNEY became a member of the Board of Directors in January 1993 and was elected Chairman of the Board and Chief Executive Officer in February of 1994. From January 1993 to December 1999 he served as our President and Chief Operating Officer. Prior to assuming these positions, from 1981 to 1993, Mr. Downey was a partner in the law firm of Winston & Strawn and a predecessor firm of Bishop, Cook, Purcell and Reynolds. Mr. Downey is also a director of Warner Chilcott, plc.

     PAUL M. BISARO was elected a Director in June 1998 and in December 1999 was appointed to the position of President and Chief Operating Officer. Previously, he served as Senior Vice President -- Strategic Business Development and General Counsel. Mr. Bisaro also serves as Secretary. Prior to joining us in 1992 as General Counsel, Mr. Bisaro was associated with the law firm of Winston & Strawn and a predecessor firm, Bishop, Cook, Purcell and Reynolds.

     TIMOTHY P. CATLETT was employed by us in February 1995 as Vice President, Sales and Marketing. In September 1997, Mr. Catlett was elected to Senior Vice President, Sales and Marketing. From 1978 through 1993, Mr. Catlett held a number of positions with the Lederle Laboratories division of American Cyanamid including Vice President, Cardiovascular Marketing.

     WILLIAM T. MCKEE was employed by us in January 1995 as Director of Finance and was appointed Treasurer in March 1995. In September 1996, Mr. McKee was elected to the position of Chief Financial Officer, in December 1997 Mr. McKee was elected Vice President and in December 1998 was elected Senior Vice President. Prior to joining us, Mr. McKee served as Vice President, Finance for a software development company and from September 1983 through June 1993, Mr. McKee held management positions in the accounting firms of Deloitte & Touche LLP and Gramkow & Carnevale, CPAs. Mr. McKee is a CPA.

     MARY E. PETIT was elected to the position of Senior Vice President, Proprietary Product Development in December 1999. From September 1996 to November 1999, Dr. Petit held the position of Senior Vice President, Operations. Prior to this Dr. Petit held the position of Vice President, Quality. From June 1992 to January 1995, Dr. Petit was Vice President, Quality Management with the Lederle Laboratories division of American Cyanamid. Dr. Petit held positions of increasing responsibility during her 12 year tenure with Lederle.

     MARTIN ZEIGER was employed by us in December 1999 as Senior Vice President, Strategic Business Development and General Counsel. Mr. Zeiger joined Barr from Hoechst Marion Roussel, where he served as a Vice President since the 1995 acquisition by Hoechst of Marion Merrill Dow.

     SALAH U. AHMED was employed by us as Director of Research and Development in 1993. Dr. Ahmed was named Vice President, Product Development in September 1996. Before joining Barr, Dr. Ahmed was a Senior Scientist with Forest Laboratories, Inc. from 1989 to 1993.

     EDWIN A. COHEN founded Barr in 1970. Mr. Cohen served as President, Chairman of the Board, and Chief Executive Officer until 1994. In February of 1994, he was elected to the position of Vice Chairman of the Board and became a consultant to us.

     ROBERT J. BOLGER was elected a Director in February 1988. Mr. Bolger has been President of Robert J. Bolger Associates, a marketing consulting company since January 1988. From 1962 through 1987, he served as President of the National Association of Chain Drug Stores, a major trade association.

     MICHAEL F. FLORENCE was elected a Director in February 1988. Mr. Florence is President of Sherfam, Inc. and has been since 1989. He is also Vice President of Shermfin Corp., Vice President of Apotex, Inc. and Vice President of Sherman Delaware, Inc. From January 1964 through April 1989, Mr. Florence was a partner in Wm. Eisenberg & Co., Canadian Chartered Accountants. He is President and a Director of Citadel Gold Mines, Inc., and a Director of Nutrition for Life International, Inc. Mr. Florence and Dr. Sherman are brothers-in-law.

     JACOB ("JACK") M. KAY was elected a Director in December 1994. Mr. Kay is President of Apotex, Inc., and also serves as Chair of the Canadian Drug Manufacturers Association. He is also a Director of Humber River Regional Hospital (Toronto), Chair of the Canadian Schizophrenia Foundation and a Director of Cangene Corporation.

     BERNARD C. SHERMAN was Chairman of the Board from July 1981 to January 1993. He remains a Director. Dr. Sherman is Chief Executive Officer and Chairman of the Board of Apotex, Inc., a Canadian manufacturer of generic drugs. He is also Chairman of the Board of Cangene Corp., President of Sherman Delaware, Inc., President of Shermfin Corp.

     GEORGE P. STEPHAN was elected a Director in February 1988. In April 1990, Mr. Stephan retired as Vice Chairman of Kollmorgan Corporation (NYSE), a diversified, international technology company in which he served in several executive capacities for over 20 years. Mr. Stephan was also a director of Kollmorgan since 1982 and served as Chairman of the Board from 1991 to 1996. He continued as a director of Kollmorgan until June, 2000, when it was acquired by Danaher Corporation. From 1994 to April 1999 Mr. Stephan also was a Managing Director at Stonington Group LLC, financial intermediaries and consultants. He is currently a business consultant and a director of Sartorius Sports Limited, a privately held specialty sports retailer.

     Our directors and executive officers are elected annually to serve until the next annual meeting or until their successors have been elected and qualified.

                              SELLING SHAREHOLDER

     The following table sets forth the beneficial ownership of the shares of our common stock by the selling shareholder as of September 6, 2000 and as adjusted to reflect the sale of the common stock being offered hereby (assuming no exercise of the underwriters' over-allotment option).

                                                     PRIOR TO OFFERING         AFTER OFFERING
                                                   ---------------------    ---------------------
NAME OF BENEFICIAL OWNER                             NUMBER      PERCENT      NUMBER      PERCENT
------------------------                           ----------    -------    ----------    -------
Bernard C. Sherman, Ph.D.(1).....................  14,832,038     42.1%     11,832,038     33.1%

---------------
(1) Consists of 14,832,038 shares held of record by Sherman Delaware, Inc., or SDI, which are beneficially owned by Dr. Sherman. A total of 14,496,638 of the shares held by SDI are pledged to banks to secure a guaranty made by SDI. All of the 3,000,000 shares being sold by the selling shareholder are held of record by SDI. Dr. Sherman is one of our directors. The address for SDI and Dr. Sherman is 150 Signet Drive, Weston, Ontario, Canada M9LIT9.

                          DESCRIPTION OF CAPITAL STOCK

     Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock, par value $.01 per share, of which 35,194,475 shares were outstanding on September 6, 2000, and 2,000,000 shares of preferred stock, par value $1.00 per share, of which none is outstanding as of the date of this prospectus.

     Holders of the common stock are entitled to one vote for each share held of record, in person or by proxy, at all meetings of the shareholders and on all propositions before such meetings. The common stock does not have cumulative voting rights in the election of directors. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. Holders of common stock are entitled to such dividends as may be declared by our Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the assets remaining after provision for payment of creditors and after distribution in full of the preferential amount to be distributed to the holders of shares of any preferred stock are distributable pro rata among holders of common stock. The transfer agent and registrar of the common stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                                  UNDERWRITING

     We and the selling shareholder are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC is the representative of the underwriters. We and the selling shareholder have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholder have agreed to sell to the underwriters, and each underwriter has separately agreed to purchase, the number of shares of common stock listed next to its name below at the public offering price, less the underwriting discounts and commissions described on the cover page of this prospectus:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Banc of America Securities LLC..............................
          Total.............................................     3,500,000
                                                                 =========

     The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling shareholder.

     The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow selected dealers a concession of not more than $ per share. The underwriters may also allow, and any other dealers may allow, a concession of not more than
$     per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. No change in the public offering price will vary the proceeds to be received by us as specified on the cover page of this prospectus. The common stock is offered subject to a number of conditions, including:

     - the receipt and acceptance of the common stock by the underwriters; and

     - the right on the part of the underwriters to reject orders in whole or in part.

     The selling shareholder has granted the underwriters an option to buy up to 525,000 additional shares of common stock. These additional shares would cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. If the underwriters exercise this option, they will each purchase, subject to a number of terms and conditions, additional shares approximately in proportion to the amounts specified above. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 3,500,000 shares are being offered.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares:

                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per share underwriting discounts and commissions............
Total underwriting discounts and commissions to be paid by
  us........................................................
Total underwriting discounts and commissions to be paid by
  the selling shareholder...................................

     The expenses of this offering, not including the underwriting discounts and commissions, are estimated to be approximately $500,000 and will be paid by us and the selling shareholder on a pro rata basis determined by the number of shares sold by each, except that the selling shareholder will pay all legal fees and expenses incurred by it. Expenses of this offering, exclusive of the underwriting discounts and commissions, include the SEC filing fee, the NASD filing fee, New York Stock Exchange listing fees, legal and accounting fees, printing expenses, transfer agent and registrar fees and other miscellaneous fees.

     We, our executive officers and directors, certain of our shareholders and the selling shareholder have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and our executive officers and directors, certain shareholders, and the selling shareholder may not offer, sell, contract to sell or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

     We and the selling shareholder will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act of 1933. If we or the selling shareholder are unable to provide this indemnification, we and the selling shareholder will contribute to payments the underwriters may be required to make in respect of those liabilities on a pro-rata basis determined by the number of shares sold by each.

     One or more of the underwriters may facilitate the marketing of this offering online, either directly or through one or more of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisors.

     Banc of America Securities LLC and its affiliates have engaged in, and may engage in, transactions with, services for, or have owned, currently own or may own, equity or equity-like securities of Barr or our subsidiaries in the ordinary course of their businesses. Banc of America Securities LLC and its affiliates have received, and may receive, customary fees for its services.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a "naked" short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered by us hereby and certain legal matters will be passed upon for us by Winston & Strawn, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

     The financial statements for each of the three years ended June 30, 1998, 1999 and 2000 included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are included and incorporated by reference herein and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Information concerning us is also available for inspection at the offices of the New York Stock Exchange, Inc. Reports Section, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), l4, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until the termination of the offering:

     - Annual Report on Form 10-K for the fiscal year ended June 30, 2000

     This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock. You may request a copy of these filings at no cost. Please direct your request to:

                               Barr Laboratories, Inc.
                               2 Quaker Road, PO Box D 2900
                               Pomona, New York 10970-0519
                               (914) 362-1100

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

                            BARR LABORATORIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of June 30, 1999 and 2000....  F-3
Consolidated Statements of Operations for the years ended
  June 30, 1998, 1999 and 2000..............................  F-4
Consolidated Statements of Shareholders' Equity for the
  years ended June 30, 1998, 1999 and 2000..................  F-5
Consolidated Statements of Cash Flows for the years ended
  June 30, 1998, 1999 and 2000..............................  F-6
Notes to the Consolidated Financial Statements..............  F-7

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Barr Laboratories, Inc.:

     We have audited the accompanying consolidated balance sheets of Barr Laboratories, Inc. and subsidiaries (the "Company") as of June 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Barr Laboratories, Inc. and subsidiaries at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

                                          DELOITTE & TOUCHE LLP

Parsippany, New Jersey
August 7, 2000

                            BARR LABORATORIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                               JUNE 30,       JUNE 30,
                                                                 2000           1999
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS,
                                                                EXCEPT SHARE AMOUNTS)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $155,922       $ 94,867
  Marketable securities.....................................         96          8,127
  Accounts receivable (including receivables from related
     parties of $865 in 2000 and $1,051 in 1999) less
     allowances of $4,140 and $2,670 in 2000 and 1999,
     respectively...........................................     54,669         49,884
  Other receivables.........................................     23,811         16,093
  Inventories...............................................     79,482         77,613
  Prepaid expenses..........................................      1,428          1,556
                                                               --------       --------
     Total current assets...................................    315,408        248,140
Property, plant and equipment, net..........................     95,296         93,764
Other assets................................................     13,149          5,986
                                                               --------       --------
     Total assets...........................................   $423,853       $347,890
                                                               ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable (including payables to a related party of
     $497 and $632 in 2000
     and 1999, respectively)................................   $ 94,529       $ 88,982
  Accrued liabilities.......................................     11,079          9,118
  Deferred income taxes.....................................      1,036            833
  Current portion of long-term debt.........................      1,924          2,165
  Income taxes payable......................................      3,948            179
                                                               --------       --------
     Total current liabilities..............................    112,516        101,277
Long-term debt..............................................     28,084         30,008
Other liabilities...........................................        519            127
Deferred income taxes.......................................        566          2,771
Commitments & Contingencies
Shareholders' equity
  Preferred stock, $1 par value per share; authorized
     2,000,000 shares; none issued Common stock, $.01 par
     value per share; authorized 100,000,000; issued
     35,004,869 and 22,923,583 in 2000 and 1999,
     respectively...........................................        350            229
  Additional paid-in capital................................     99,881         76,903
  Retained earnings.........................................    180,034        137,846
  Accumulated other comprehensive income (loss).............      1,916         (1,258)
                                                               --------       --------
                                                                282,181        213,720
  Treasury stock at cost: 176,932 and 117,955 shares in 2000
     and 1999, respectively.................................        (13)           (13)
                                                               --------       --------
     Total shareholders' equity.............................    282,168        213,707
                                                               --------       --------
     Total liabilities and shareholders' equity.............   $423,853       $347,890
                                                               ========       ========

        See accompanying notes to the consolidated financial statements.

                            BARR LABORATORIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED JUNE 30, 2000, 1999 AND 1998

                                                                2000           1999           1998
                                                             -----------    -----------    -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Product sales (including sales to related parties of
     $7,479, $6,852 and $7,537 in 2000, 1999 and 1998,
     respectively).........................................   $440,110       $415,950       $346,638
  Development and other revenue............................     14,584             --             --
  Proceeds from supply agreements..........................     27,584         28,083         30,666
                                                              --------       --------       --------
     Total revenues........................................    482,278        444,033        377,304
Costs and expenses:
  Cost of sales............................................    315,652        301,393        266,002
  Selling, general and administrative......................     42,479         40,439         38,990
  Research and development.................................     40,451         22,593         18,955
  Agreement expenses.......................................     18,940             --             --
                                                              --------       --------       --------
Earnings from operations...................................     64,756         79,608         53,357
Interest income............................................      5,092          3,180          2,176
Interest expense...........................................      2,405          2,697            858
Other income (expense).....................................        347             36            (17)
                                                              --------       --------       --------
Earnings before income taxes and extraordinary loss........     67,790         80,127         54,658
Income tax expense.........................................     25,448         30,877         21,148
                                                              --------       --------       --------
Earnings before extraordinary loss.........................     42,342         49,250         33,510
Extraordinary loss on early extinguishment of debt, net of
  taxes....................................................         --             --           (790)
                                                              --------       --------       --------
Net earnings...............................................   $ 42,342       $ 49,250       $ 32,720
                                                              ========       ========       ========
Earnings per common share:
  Earnings before extraordinary loss.......................   $   1.23       $   1.45       $   1.02
  Net earnings.............................................   $   1.23       $   1.45       $   1.00
                                                              ========       ========       ========
Earnings per common share-assuming dilution:
  Earnings before extraordinary loss.......................   $   1.19       $   1.39       $   0.96
  Net earnings.............................................   $   1.19       $   1.39       $   0.94
                                                              ========       ========       ========
Weighted average shares....................................     34,406         33,877         32,716
                                                              ========       ========       ========
Weighted average shares-assuming dilution..................     35,715         35,373         34,785
                                                              ========       ========       ========

        See accompanying notes to the consolidated financial statements.

                            BARR LABORATORIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                FOR THE YEARS ENDED JUNE 30, 2000, 1999 AND 1998

                              COMMON          ADDITIONAL                  ACCUMULATED           TREASURY           TOTAL
                               STOCK           PAID-IN     RETAINED   OTHER COMPREHENSIVE        STOCK         SHAREHOLDERS'
                          SHARES     AMOUNT    CAPITAL     EARNINGS      (LOSS) INCOME      SHARES    AMOUNT      EQUITY
                        ----------   ------   ----------   --------   -------------------   -------   ------   -------------
                                                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)
BALANCE, JUNE 30,
  1997................  21,446,053    $214     $46,061     $ 55,876         $    --         117,955    $(13)     $102,138
Comprehensive income:
  Net earnings........                                       32,720                                                32,720
  Unrealized loss on
    marketable
    securities, net of
    tax of $604.......                                                         (942)                                 (942)
Total comprehensive
  income..............                                                                                             31,778
Issuance of common
  stock for stock
  offering............     430,000       4      14,517                                                             14,521
Stock issuance
  costs...............                            (353)                                                              (353)
Issuance of common
  stock for exercised
  stock options and
  employees' stock
  purchase plans......     548,592       6       7,839                                                              7,845
                        ----------    ----     -------     --------         -------         -------    ----      --------
BALANCE, JUNE 30,
  1998................  22,424,645     224      68,064       88,596            (942)        117,955     (13)      155,929
Comprehensive income:
  Net earnings........                                       49,250                                                49,250
  Unrealized loss on
    marketable
    securities, net of
    tax of $238.......                                                         (316)                                 (316)
Total comprehensive
  income..............                                                                                             48,934
Issuance of common
  stock for exercised
  stock options and
  employees' stock
  purchase plans......     498,938       5       8,839                                                              8,844
                        ----------    ----     -------     --------         -------         -------    ----      --------
BALANCE, JUNE 30,
  1999................  22,923,583     229      76,903      137,846          (1,258)        117,955     (13)      213,707
Comprehensive income:
  Net earnings........                                       42,342                                                42,342
  Unrealized gain on
    marketable
    securities, net of
    tax of $2,126.....                                                        3,174                                 3,174
Total comprehensive
  income..............                                                                                             45,516
Issuance of common
  stock for exercised
  stock options and
  employees' stock
  purchase plans......     426,947       5       6,587                                                              6,592
Issuance of
  warrants............                          16,418                                                             16,418
Stock split
  (3-for-2)...........  11,654,339     116         (27)        (154)             --          58,977      --           (65)
                        ----------    ----     -------     --------         -------         -------    ----      --------
BALANCE, JUNE 30,
  2000................  35,004,869    $350     $99,881     $180,034         $ 1,916         176,932    $(13)     $282,168
                        ==========    ====     =======     ========         =======         =======    ====      ========

        See accompanying notes to the consolidated financial statements.

                            BARR LABORATORIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED JUNE 30, 2000, 1999 AND 1998

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                (IN THOUSANDS OF DOLLARS)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net earnings................................................  $ 42,342   $ 49,250   $ 32,720
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Depreciation and amortization.............................    10,420      9,306      5,521
  Deferred income tax (benefit) expense.....................    (4,127)     1,834      3,585
  Write-off of deferred financing fees associated with early
     extinguishment of debt.................................        --         --        195
  (Gain) loss on sale of assets.............................      (470)        11         63
  Loss (gain) on sale of marketable securities..............       122          6         (2)
  Fair value of warrants granted............................    16,418         --         --
  Changes in assets and liabilities:
  (Increase) decrease in:
     Accounts receivable and other receivables, net.........   (12,503)    (4,550)   (26,195)
     Inventories............................................    (1,869)    (3,236)   (18,161)
     Prepaid expenses.......................................       128       (750)      (238)
     Other assets...........................................    (1,718)      (492)      (389)
  Increase (decrease) in:
     Accounts payable, accrued liabilities and other........     8,015    (14,633)    34,940
     Income taxes payable...................................     3,769     (3,178)       963
                                                              --------   --------   --------
  Net cash provided by operating activities.................    60,527     33,568     33,002
                                                              --------   --------   --------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Purchases of property, plant and equipment..................   (12,086)   (12,333)   (20,431)
Proceeds from sale of property, plant and equipment.........       287          1        248
Purchases of strategic investments..........................        --     (2,800)    (4,069)
Sales (purchases) of marketable securities, net.............     7,965       (901)    (7,291)
                                                              --------   --------   --------
     Net cash used in investing activities..................    (3,834)   (16,033)   (31,543)
                                                              --------   --------   --------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Principal payments on long-term debt........................    (2,165)    (1,968)   (14,939)
Proceeds from loans.........................................        --         --     30,000
Net borrowings under line of credit.........................        --     (2,500)     2,500
Stock issuance costs........................................        --         --       (353)
Proceeds from stock offering................................        --         --     14,521
Fees associated with stock split............................       (65)        --         --
Proceeds from exercise of stock options and employee stock
  purchases.................................................     6,592      8,844      7,845
                                                              --------   --------   --------
  Net cash provided by financing activities.................     4,362      4,376     39,574
                                                              --------   --------   --------
  Increase in cash and cash equivalents.....................    61,055     21,911     41,033
Cash and cash equivalents, beginning of year................    94,867     72,956     31,923
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $155,922   $ 94,867   $ 72,956
                                                              ========   ========   ========
SUPPLEMENTAL CASH FLOW DATA:
Cash paid during the year
  Interest, net of portion capitalized......................  $  2,438   $  2,727   $    855
  Income taxes..............................................    24,946     27,869     13,254
Non-cash transactions
  Write-off of equipment & leasehold improvements related to
     closed facility........................................  $    115   $     83   $     --

        See accompanying notes to the consolidated financial statements.

                            BARR LABORATORIES, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              (in thousands of dollars, except per share amounts)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation and Other Matters

     The consolidated financial statements include the accounts of Barr Laboratories, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     Sherman Delaware, Inc. owned 42.6% of the outstanding common stock of the Company at June 30, 2000. Dr. Bernard C. Sherman is a principal shareholder of Sherman Delaware, Inc. and a Director of Barr Laboratories, Inc.

     Certain amounts in the prior year's financial statements have been reclassified to conform with the current year presentation.

  (b) Credit and Market Risk

     Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments and trade receivables. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers.

  (c) Cash and Cash Equivalents

     Cash equivalents consist of short-term, highly liquid investments (primarily market auction securities with interest rates that are re-set in intervals of 28 to 49 days) which are readily convertible into cash at par value
(cost). As of June 30, 2000 and 1999, $74,011 and $28,283, respectively, of the Company's cash was held in an interest-bearing escrow account. Such amounts represent the portion of the Company's payable balance with the Innovator of Tamoxifen, which the Company has decided to secure in connection with its cash management policy.

     In December 1995, the Company and the Innovator of Tamoxifen entered into an Alternative Collateral Agreement ("Collateral Agreement") which suspends certain sections of the Supply and Distribution Agreement ("Distribution Agreement") entered into by both parties in March 1993. Under the Collateral Agreement, extensions of credit to the Company are no longer required to be secured by a letter of credit or cash collateral. However, the Company may at its discretion maintain a balance in the escrow account based on its short-term cash requirements. All remaining terms of the Distribution Agreement remain in place. In return for the elimination of the cash collateral requirement and in lieu of issuing letters of credit, the Company has agreed to pay the Innovator monthly interest based on the average unsecured monthly Tamoxifen payable balance, as defined in the Collateral Agreement, and maintain compliance with certain financial covenants. The Company was in compliance with such covenants at June 30, 2000.

  (d) Inventories

     Inventories are stated at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.

  (e) Property, Plant and Equipment

     Property, plant and equipment is recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the terms of the respective leases.

                            BARR LABORATORIES, INC.

     The estimated useful lives of the major classification of depreciable assets are:

                                                              YEARS
                                                              -----
Buildings...................................................   45
Building improvements.......................................   10
Machinery and equipment.....................................  3-10
Leasehold improvements......................................  3-10

     Maintenance and repairs are charged to operations as incurred; renewals and betterments are capitalized.

  (f) Research and Development

     Research and development costs, which consist principally of product development costs, are charged to operations as incurred.

  (g) Earnings Per Share

     On May 31, 2000, the Company's Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend. Approximately 11.6 million additional shares of common stock were distributed on June 29, 2000 to shareholders of record as of June 12, 2000. All applicable prior year share and per share amounts have been adjusted for the stock split.

     The following is a reconciliation of the numerators and denominators used to calculate Earnings per common share ("EPS") before extraordinary loss in the Consolidated Statements of Operations:

                                                               2000       1999       1998
                                                              -------    -------    -------
EARNINGS PER COMMON SHARE:
Earnings before extraordinary loss (numerator)..............  $42,342    $49,250    $33,510
Weighted average shares (denominator).......................   34,406     33,877     32,716
Earnings before extraordinary loss..........................  $  1.23    $  1.45    $  1.02
                                                              =======    =======    =======
EARNINGS PER COMMON SHARE -- ASSUMING DILUTION:
Earnings before extraordinary loss (numerator)..............  $42,342    $49,250    $33,510
Weighted average shares.....................................   34,406     33,877     32,716
Effect of dilutive options..................................    1,309      1,496      2,069
                                                              -------    -------    -------
Weighted averages shares -- assuming dilution
  (denominator).............................................   35,715     35,373     34,785
Earnings before extraordinary loss..........................  $  1.19    $  1.39    $  0.96
                                                              =======    =======    =======
Share amounts in thousands..................................

     During the years ended June 30, 2000, 1999 and 1998, there were 1,560, 819 and 289 respectively, of outstanding options and warrants that were not included in the computation of diluted EPS, because their respective exercise prices were greater than the average market price of the common stock for the period.

  (h) Deferred Financing Fees

     All debt issuance costs are being amortized on a straight-line basis over the life of the related debt, which matures in 2002, 2004 and 2007. The unamortized amounts of $238 and $305 at June 30, 2000 and 1999, respectively, are included in other assets in the Consolidated Balance Sheets.

     In connection with the November 1997 early extinguishment of the then remaining $14,400 10.15% Senior Secured Notes, the Company wrote off $195 in deferred financing fees in the year ended June 30, 1998 (See Note 8 to the Consolidated Financial Statements).

                            BARR LABORATORIES, INC.

  (i) Fair Value of Financial Instruments

     Cash, Accounts Receivable, Other Receivables and Accounts Payable -- The carrying amounts of these items are a reasonable estimate of their fair value.

     Marketable Securities -- Marketable securities are recorded at their fair value (See Note 7 to the Consolidated Financial Statements).

     Other Assets -- Investments in strategic collaborations that do not have a readily determinable market value are recorded at cost as it is a reasonable estimate of fair value (See Note 7 to the Consolidated Financial Statements).

     Long-Term Debt -- The fair value at June 30, 2000 and 1999 is estimated at $30 million and $32 million, respectively. Estimates were determined by discounting the future cash flows using rates currently available to the Company.

     The fair value estimates presented herein are based on pertinent information available to management as of June 30, 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

  (j) Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures; actual results may differ substantially.

  (k) Revenue Recognition

     The Company recognizes product sales revenue when goods are shipped. Development and other revenue and supply agreement revenue is recognized when earned.

  (l) Segment Reporting

     The Company operates in one reportable segment -- the development, manufacture and marketing of generic and proprietary pharmaceuticals.

     The Company's manufacturing plants are located in New Jersey, New York and Virginia and its products are sold throughout the United States and Puerto Rico, primarily to wholesale and retail distributors. In fiscal 2000, 1999 and 1998, a customer accounted for approximately 16%, 14% and 12% of product sales, respectively. No other customer accounted for greater than 10% of product sales in any of the last three fiscal years.

  (m) New Accounting Pronouncements

     Derivative Instruments

     On June 15, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 until the Company's fiscal year 2001. The Company has

                            BARR LABORATORIES, INC.

evaluated this statement and determined that implementation will not have a material impact on the Company's existing accounting policies and financial reporting disclosures.

     Revenue Recognition

     In December 1999, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements" which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The effective date of this bulletin is no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company is currently evaluating this bulletin and its impact on the Company's existing accounting policies and financial reporting disclosures.

(2) DUPONT PHARMACEUTICALS COMPANY STRATEGIC ALLIANCE

     On March 20, 2000, the Company signed definitive agreements to establish a strategic relationship with DuPont Pharmaceuticals Company ("DuPont") to develop, market and promote several proprietary products and to terminate all litigation between the two companies.

  Development and Other Revenue

     In connection with a proprietary product development funding agreement ("Product Development Agreement"), DuPont may invest up to $45 million over three years to support the development of three of the Company's proprietary products. All amounts earned under the Product Development Agreement will be recorded as development and other revenue. Upon approval of the products, Barr will be responsible for marketing the products and DuPont may receive royalties based on product sales. In connection with the Product Development Agreement, the Company recorded $8 million as development and other revenue for the year ended June 30, 2000.

     In a second agreement, DuPont will assume responsibility for sales and marketing support of an undisclosed proprietary product that Barr expects to launch in the first calendar quarter of 2001 ("Development and Marketing Agreement"). In connection with this Development and Marketing Agreement, DuPont will make milestone payments of up to $9 million over five quarters. For the year ended June 30, 2000, the Company recorded $4 million as development and other revenue related to this agreement.

     Under the terms of a third agreement, Barr will become the sole distributor in the United States and Canada of DuPont's ViaSpan(R) organ transplant preservation agent ("ViaSpan Agreement"). During a transition period, that ended July 31, 2000, DuPont remained the distributor of ViaSpan and will pay a fee to Barr based on a defined formula ("Transition Revenue"). Such Transition Revenue is included in development and other revenue. For the year ended June 30, 2000, the Company recorded approximately $2.6 million as development and other revenue related to the ViaSpan Agreement. Beginning August 1, 2000, Barr assumed responsibility for distributing the product and will record product sales and related costs in its Consolidated Statements of Operations.

  Warrants

     In connection with the strategic alliance, the Company issued two warrants granting DuPont the right to purchase 750,000 shares of Barr's common stock at $31.33 per share and 750,000 shares at $38.00 per share, respectively. Each warrant is immediately exercisable and has a four-year term. In connection with the issuance of such warrants, the Company recorded a one-time, non-cash charge of approximately $16.4 million. This non-recurring amount is recorded as part of the agreement expenses in the Consolidated Statements of Operations for the year ended June 30, 2000. The charge was calculated using a Black-Scholes option pricing model.

                            BARR LABORATORIES, INC.

(3) PROCEEDS FROM SUPPLY AGREEMENTS

     In January 1997, Bayer AG and Bayer Corporation ("Bayer") and the Company reached an agreement to settle the then pending litigation regarding Bayer's patent protecting Ciprofloxacin hydrochloride ("Settlement Agreement"). The Company and its partner signed a contingent, non-exclusive Supply Agreement ("Supply Agreement") which ends at patent expiry in December 2003. In accordance with the Supply Agreement, the Company recognizes income and a related receivable on a monthly basis, as certain contingencies are met. Collection of these receivables occurs quarterly. Further, the Supply Agreement provides that six months prior to patent expiry, the Company and its partner can begin distributing Ciprofloxacin.

     Also included in proceeds from supply agreements for the years ended June 30, 1999 and 1998 is $1,500 and $4,500, respectively, received under a separate contingent supply agreement with an unrelated party relating to the Ciprofloxacin patent challenge.

(4) AGREEMENT EXPENSES

     Agreement expenses of $18,940 ($0.33 per share after tax) consist of a one-time non-cash charge of $16.4 million associated with the issuance of 1.5 million warrants (See Note 2 to the Consolidated Financial Statements) and approximately $2,500 in one-time legal charges, primarily related to a special fee paid to the Company's outside legal counsel, associated with finalizing the Company's definitive agreements with DuPont.

(5) INVENTORIES

     A summary of inventories is as follows:

                                                                   JUNE 30,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
Raw materials and supplies..................................  $16,884    $15,790
Work-in-process.............................................    5,102      7,957
Finished goods..............................................   57,496     53,866
                                                              -------    -------
                                                              $79,482    $77,613
                                                              =======    =======

     Tamoxifen Citrate, purchased as a finished product, accounted for $42,730 and $43,040 of finished goods inventory at June 30, 2000 and 1999, respectively.

                            BARR LABORATORIES, INC.

(6) PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment is as follows:

                                                                    JUNE 30,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
Land........................................................  $  3,408    $  3,256
Buildings and improvements..................................    64,649      57,669
Machinery and equipment.....................................    72,886      69,789
Leasehold improvements......................................     1,288       1,665
Automobiles and trucks......................................        68          68
Construction in progress....................................     3,823       7,041
                                                              --------    --------
                                                               146,122     139,488
Less: Accumulated depreciation & amortization...............    50,826      45,724
                                                              --------    --------
                                                              $ 95,296    $ 93,764
                                                              ========    ========

     For the years ended June 30, 2000, 1999 and 1998, $136, $205 and $2,047 of interest was capitalized, respectively.

(7) MARKETABLE SECURITIES & OTHER ASSETS

     The Company's investments in marketable securities and certain other assets are classified as "available for sale" and, accordingly, are recorded at current market value with offsetting adjustments to shareholders' equity, net of income taxes.

     Marketable securities include investments in a short duration portfolio of corporate and government debt. The debt securities will be held for less than one year and are therefore, recorded as a current asset in the Consolidated Balance Sheets.

     Other assets include equity securities that represent the Company's investments in Warner Chilcott plc. ("Warner Chilcott") and Halsey Drug Co., Inc. ("Halsey").

  Warner Chilcott plc.

     On August 13, 1997, Barr made a strategic investment in Warner Chilcott, a developer, marketer, and distributor of specialty pharmaceutical products. In connection with Warner Chilcott's Initial Public Offering ("Offering"), the Company acquired 250,000 Ordinary Shares represented by 250,000 American Depository Shares ("ADSs") at a price equal to the initial public offering price less underwriting discounts and commissions. The initial investment totaled $4,069. In addition, the Company was granted warrants to purchase an additional 250,000 shares in the form of ADSs. Beginning on the first anniversary of the Offering and annually thereafter for the next three years, one-fourth of the warrants will be exercisable by Barr. If Barr does not exercise in full the portion of the warrant exercisable during any one year, such portion of the warrant will terminate. The Company elected not to exercise the first portion of the warrants because the warrants' exercise price exceeded the then market price, and as a result, such portion of the warrants terminated. The Company exercised the second portion on August 7, 2000.

  Halsey Drug Co., Inc.

     In April 1999, the Company sold its rights to several pharmaceutical products to Halsey in exchange for 500,000 warrants exercisable for 500,000 shares of Halsey's common stock at $1.06 per share. The warrants expire in April 2004. In connection with this sale, the Company recorded an investment in warrants and

                            BARR LABORATORIES, INC.

realized a gain of $343. The Company has valued the warrants at their fair value using the Black-Scholes option-pricing model.

  Other Investments

     Also included in other assets is the Company's investment of $2,250 in Gynetics, Inc., a private company that develops and markets pharmaceutical products and medical devices to advance the healthcare of women and an investment of $550 in another private company with whom the Company will work in connection with another one of its proprietary products. These investments are recorded at cost in the Consolidated Balance Sheets.

     The amortized cost and estimated market values of the securities at June 30, 2000 and 1999 are as follows:

                                                           GROSS         GROSS
                                            AMORTIZED    UNREALIZED    UNREALIZED    MARKET
JUNE 30, 2000                                 COST         GAINS         LOSSES       VALUE
-------------                               ---------    ----------    ----------    -------
Debt securities:
  U.S. Government securities..............   $   101       $   --        $    5      $    96
Equity securities.........................     4,412        3,206            --        7,618
                                             -------       ------        ------      -------
Total securities..........................   $ 4,513       $3,206        $    5      $ 7,714
                                             =======       ======        ======      =======

                                                           GROSS         GROSS
                                            AMORTIZED    UNREALIZED    UNREALIZED    MARKET
JUNE 30, 1999                                 COST         GAINS         LOSSES       VALUE
-------------                               ---------    ----------    ----------    -------
Debt securities:
  U.S. Government securities..............   $ 5,954       $   --        $   55      $ 5,899
  Corporate bonds.........................     2,235            1             8        2,228
                                             -------       ------        ------      -------
Total debt securities.....................     8,189            1            63        8,127
Equity securities.........................     4,069           --         2,038        2,031
                                             -------       ------        ------      -------
Total securities..........................   $12,258       $    1        $2,101      $10,158
                                             =======       ======        ======      =======

     Proceeds of $52,916 and $9,446, which include a loss of $122 and $6, respectively, were received on the sales of marketable securities in the years ended June 30, 2000 and 1999, respectively. The cost of investments sold is determined by the specific identification method.

                            BARR LABORATORIES, INC.

(8) LONG-TERM DEBT

     A summary of long-term debt is as follows:

                                                                   JUNE 30,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
New Jersey Economic Development Authority Bond(a)...........  $    --    $   241
Senior unsecured notes(b)...................................   27,143     28,571
Equipment financing(c)......................................    2,865      3,361
Unsecured revolving credit facility(d)......................       --         --
                                                              -------    -------
                                                               30,008     32,173
Less: Current installments of long-term debt................    1,924      2,165
                                                              -------    -------
Total long-term debt........................................  $28,084    $30,008
                                                              =======    =======

---------------
(a) The New Jersey Economic Development Authority Bond was payable to a bank. Such loan was secured by a first mortgage on land, building and improvements on the facility located at 265 Livingston Street. Interest was charged at 75% of the bank's prime rate. The final installment of $220 was paid in January 2000.

(b) In November 1997, the Company refinanced $14,400 of outstanding Senior Secured Notes with $30,000 of Senior Unsecured Notes with an average interest rate of 6.88% per year. The cash payment of $16,055 included the outstanding principal of $14,400, a prepayment penalty of $1,087 and accrued interest through November 18, 1997 of $568. The prepayment penalty of $1,087 and the related write-off of approximately $195 in previously deferred financing costs resulted in an extraordinary loss. This extraordinary loss from early extinguishment of debt, net of taxes of $492, was $790 or $0.02 per share. The Senior Unsecured Notes of $30,000 include a $20,000, 7.01% Note due November 18, 2007 and $10,000, 6.61% Notes due November 18, 2004. Annual principal payments under the Notes total $1,429 through November 2002, $5,429 in 2003 and 2004, and $4,000 in 2005 through 2007.

    The Senior Unsecured Notes contain certain financial covenants including restrictions on dividend payments not to exceed $10 million plus 75% of consolidated net earnings subsequent to June 30, 1997. The Company was in compliance with all such covenants as of June 30, 2000.

(c) In April 1996, the Company signed a Loan and Security Agreement with BankAmerica Leasing and Capital Group that provided the Company up to $18,750 in financing for equipment to be purchased through October 1997. Notes entered into under this agreement require no principal payment for the first two quarters; bear interest quarterly at a rate equal to the London Interbank Offer Rate (LIBOR) plus 125 basis points; and have a term of 72 months. LIBOR was 6.769% and 5.368% at June 30, 2000 and June 30, 1999, respectively.

(d) The Company currently has no outstanding borrowings under its $20,000 Unsecured Revolving Credit Facility ("Revolver") with Bank of America, National Association. Borrowings under this facility bear interest at either prime or LIBOR plus 0.75%. In addition, the Company is required to pay a commitment fee equal to .25% of the difference between the outstanding borrowings and $20,000. In December 1999, the term of the Revolver was extended to December 31, 2001.

                            BARR LABORATORIES, INC.

     Principal maturities of existing long-term debt for the next five years and thereafter are as follows:

                        YEAR ENDING
                          JUNE 30,
                        -----------
2001........................................................  $ 1,924
2002........................................................    3,184
2003........................................................    2,042
2004........................................................    5,429
2005........................................................    5,429
Thereafter..................................................   12,000

(9) RELATED-PARTY TRANSACTIONS

     The Company's related-party transactions were with affiliated companies of Dr. Bernard C. Sherman. During the years ended June 30, 2000, 1999 and 1998, the Company purchased $2,716, $1,134 and $1,799, respectively, of bulk pharmaceutical material from such companies. In addition, the Company sold certain of its pharmaceutical products and bulk pharmaceutical materials to two other companies owned by Dr. Sherman. During fiscal 1996, the Company also entered into a multi-year agreement with a Company owned by Dr. Sherman to share litigation and development costs in connection with one of its patent challenges. For the years ended June 30, 2000, 1999 and 1998, the Company recorded $668, $1,438 and $1,170, respectively, in connection with such agreement as a reduction to selling, general and administrative expenses and research and development expenses.

     During the years ended June 30, 2000, 1999 and 1998, the Company's founder and Vice Chairman, Edwin A. Cohen, earned $200, $200 and $250, respectively, under a consulting agreement, which expires on June 30, 2002.

(10) INCOME TAXES

     A summary of the components of income tax expense is as follows:

                                                             YEAR ENDED JUNE 30,
                                                        -----------------------------
                                                         2000       1999       1998
                                                        -------    -------    -------
Current:
  Federal.............................................  $25,475    $25,173    $15,504
  State...............................................    4,100      3,870      1,567
                                                        -------    -------    -------
                                                         29,575     29,043     17,071
                                                        -------    -------    -------
Deferred:
  Federal.............................................   (3,577)     1,588      3,103
  State...............................................     (550)       246        482
                                                        -------    -------    -------
                                                         (4,127)     1,834      3,585
                                                        -------    -------    -------
Total.................................................  $25,448    $30,877    $20,656
                                                        =======    =======    =======

                            BARR LABORATORIES, INC.

     Income tax expense for the years ended June 30, 2000, 1999 and 1998 is included in the financial statements as follows:

                                                             YEAR ENDED JUNE 30,
                                                        -----------------------------
                                                         2000       1999       1998
                                                        -------    -------    -------
Continuing operations.................................  $25,448    $30,877    $21,148
Extraordinary loss on early extinguishment of debt....       --         --       (492)
                                                        -------    -------    -------
                                                        $25,448    $30,877    $20,656
                                                        =======    =======    =======

     The provision for income taxes differs from amounts computed by applying the statutory federal income tax rate to earnings before income taxes due to the following:

                                                             YEAR ENDED JUNE 30,
                                                        -----------------------------
                                                         2000       1999       1998
                                                        -------    -------    -------
Federal income taxes at statutory rate................  $23,726    $28,044    $18,681
State income taxes, net of federal income tax
  effect..............................................    2,307      2,675      1,332
Other, net............................................     (585)       158        643
                                                        -------    -------    -------
                                                        $25,448    $30,877    $20,656
                                                        =======    =======    =======

     The temporary differences that give rise to deferred tax assets and liabilities as of June 30, 2000 and 1999 are as follows:

                                                                2000        1999
                                                              --------    --------
Deferred tax assets:
  Receivable reserves.......................................  $  2,313    $    900
  Inventory reserves........................................       620       2,290
  Inventory capitalization..................................       895         385
  Investments*..............................................        --         842
  Other operating reserves..................................     2,443       2,471
  Warrants issued...........................................     6,610          --
                                                              --------    --------
Total deferred tax assets...................................    12,881       6,888

Deferred tax liabilities:
  Plant and equipment.......................................    (6,384)     (4,173)
  Proceeds from supply agreement............................    (6,576)     (6,319)
  Other operating reserves..................................      (240)         --
  Investments*..............................................    (1,283)         --
                                                              --------    --------
Total deferred tax liabilities..............................   (14,483)    (10,492)
                                                              --------    --------
Net deferred tax liability..................................  $ (1,602)   $ (3,604)
                                                              ========    ========

---------------
* Tax effects are reflected directly in equity

     As of June 30, 2000, the Company has capital loss carryforwards of $151, expiring in 2004 and 2005.

(11) SHAREHOLDERS' EQUITY

  Employee Stock Option Plans

     The Company has two stock option plans, the 1993 Stock Incentive Plan (the "1993 Option Plan") and the 1986 Option Plan, which were approved by the shareholders and which authorize the granting of options

                            BARR LABORATORIES, INC.

to officers and certain key employees to purchase the Company's common stock at a price equal to the market price on the date of grant. Effective June 30, 1996, options are no longer granted under the 1986 Option Plan. For fiscal 2000, 1999 and 1998, there were no options that expired under this plan.

     All options granted prior to June 30, 1996, under the 1993 Option Plan and 1986 Option Plan, are exercisable between one and two years from the date of grant and expire ten years after the date of grant except in cases of death or termination of employment as defined in each Plan. Options issued after June 30, 1996 are exercisable between one and three years from the date of grant. To date, no option has been granted under either the 1993 Option Plan or the 1986 Option Plan at a price below the current market price of the Company's common stock on the date of grant.

     A summary of the activity resulting from all plans, adjusted for the June 2000 3-for-2 stock split, is as follows:

                                                                           WEIGHTED-AVERAGE
                                                          NO. OF SHARES      OPTION PRICE
                                                          -------------    ----------------
Outstanding at 6/30/97..................................    2,978,086           $ 8.55
  Granted...............................................      293,250            26.39
  Canceled..............................................      (58,488)           15.07
  Exercised.............................................     (701,117)            4.82
                                                            ---------
Outstanding at 6/30/98..................................    2,511,731             9.05

  Granted...............................................      417,000            22.75
  Canceled..............................................      (48,864)           21.69
  Exercised.............................................     (644,566)            4.67
                                                            ---------
Outstanding at 6/30/99..................................    2,235,301            12.59

  Granted...............................................      617,516            24.07
  Canceled..............................................       (5,947)           26.20
  Exercised.............................................     (515,575)            7.76
                                                            ---------
Outstanding at 6/30/00..................................    2,331,295           $16.67
                                                            =========

Available for grant (6,243,750 authorized)..............      658,173

Exercisable at 6/30/00..................................    1,366,460           $11.56

  Non-Employee Directors' Stock Option Plan

     During fiscal year 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"). This formula plan, among other things, enhances the Company's ability to attract and retain experienced directors. In December 1998, the number of shares which each non-employee director is optioned was decreased from 11,250 to 7,500 shares on the grant date. In October 1999, the number of shares which each non-employee director is optioned was decreased from 7,500 to 5,000 shares on the grant date. Effective October 2000, the number of shares which each non-employee director is optioned is 7,500 shares on the grant date.

     All options granted under the Directors' Plan have ten-year terms and are exercisable at an option exercise price equal to the market price of the common stock on the date of grant. Each option is exercisable on the date of the first annual shareholders' meeting immediately following the date of grant of the option, provided there has been no interruption of the optionee's service on the Board before that date. The following

                            BARR LABORATORIES, INC.

is a summary of activity adjusted for the June 2000 3-for-2 stock split, for the three fiscal years ended June 30, 2000:

                                                                           WEIGHTED-AVERAGE
                                                          NO. OF SHARES      OPTION PRICE
                                                          -------------    ----------------
Outstanding at 6/30/97..................................     365,250            $ 8.07
  Granted...............................................     101,250             24.00
  Canceled..............................................     (16,875)            24.00
  Exercised.............................................     (57,000)             6.60
                                                             -------
Outstanding at 6/30/98..................................     392,625             11.70

  Granted...............................................      56,250             32.42
  Exercised.............................................     (43,875)             7.88
                                                             -------
Outstanding at 6/30/99..................................     405,000             14.99

  Granted...............................................      37,500             19.96
  Exercised.............................................     (52,500)             8.30
                                                             -------
Outstanding at 6/30/00..................................     390,000            $16.37
                                                             =======

Available for grant (843,750 authorized)................     240,375

Exercisable at 6/30/00..................................     352,500            $15.99

EMPLOYEE STOCK PURCHASE PLAN

     During fiscal 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Employee Stock Purchase Plan (the "Purchase Plan") to offer employees an inducement to acquire an ownership interest in the Company. The Purchase Plan permits eligible employees to purchase, through regular payroll deductions, an aggregate of 675,000 shares of common stock at approximately 85% of the fair market value of such shares. Under the Plan, purchases were 60,874, 59,965 and 64,771 shares for the years ended June 30, 2000, 1999 and 1998, respectively.

  Accounting for Stock-Based Compensation Plans

     The Company applies APB No. 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method

                            BARR LABORATORIES, INC.

of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                         2000       1999       1998
                                                        -------    -------    -------
Net earnings
  As reported.........................................  $42,342    $49,250    $32,720
  Pro forma...........................................  $39,398    $46,940    $30,752
Net earnings per share
  As reported.........................................  $  1.23    $  1.45    $  1.00
  Pro forma...........................................  $  1.15    $  1.39    $  0.94
Net earnings per share -- assuming dilution
  As reported.........................................  $  1.19    $  1.39    $  0.94
  Pro forma...........................................  $  1.10    $  1.33    $  0.89

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2000, 1999 and 1998, respectively: dividend yield of 0%; expected volatility of 50.6%, 48.9% and 42.1%; weighted-average risk-free interest rates of 5.8%, 4.7% and 5.9%; and expected option life of 3 years for the 1993 Option Plan and 4 years for the Directors' Plan.

     The following table summarizes information about stock options outstanding at June 30, 2000:

                               OPTIONS OUTSTANDING
                 -----------------------------------------------       OPTIONS EXERCISABLE
                                   WEIGHTED                        ----------------------------
   RANGE OF        NUMBER          AVERAGE           WEIGHTED        NUMBER         WEIGHTED
   EXERCISE      OUTSTANDING      REMAINING          AVERAGE       EXERCISABLE      AVERAGE
    PRICES       AT 6/30/00    CONTRACTUAL LIFE   EXERCISE PRICE   AT 6/30/00    EXERCISE PRICE
--------------   -----------   ----------------   --------------   -----------   --------------
$ 3.03 -  7.58      925,184          4.43             $ 6.44          925,184        $ 6.44
 11.50 - 14.74      373,285          6.27              12.51          373,285         12.51
 19.60 - 24.89    1,118,218          8.72              23.44          203,325         23.21
 26.02 - 32.41      304,608          7.43              27.57          217,166         28.00
                  ---------                                         ---------
                  2,721,295                                         1,718,960
                  =========                                         =========

(12) SAVINGS AND RETIREMENT PLAN

     The Company has a savings and retirement plan (the "401(k) Plan") which is intended to qualify under Section 401(k) of the Internal Revenue Code. Employees are eligible to participate in the 401(k) Plan in the first month following the month of hire. Participating employees may contribute up to a maximum of 12% of their earnings before or after taxes. The Company is required, pursuant to the terms of its union contract, to contribute to each union employee's account an amount equal to the 2% minimum contribution made by such employee. The Company may, at its discretion, contribute a percentage of the amount contributed by an employee to the 401(k) Plan up to a maximum of 10% of such employee's compensation. Participants are always fully vested with respect to their own contributions and any profits arising therefrom. Participants become fully vested in the Company's contributions and related earnings after five full years of employment.

     The Company's contributions to the 401(k) Plan were $2,608, $2,292 and $2,194 for the years ended June 30, 2000, 1999 and 1998, respectively.

     In Fiscal 2000, the Board of Directors approved a non-qualified plan ("Excess Plan") that enables certain executives to defer up to 10% of their compensation in excess of the qualified plan. The Company may, at its discretion, contribute a percentage of the amount contributed by the individuals covered under this Excess Plan to a maximum of 10% of such individual's compensation. In fiscal 2000, the Company chose to

                            BARR LABORATORIES, INC.

make contributions at the 10% rate to this plan. As of June 30, 2000, the Company had recorded an asset and liability for the Excess Plan of $422.

(13) OTHER INCOME (EXPENSE)

     A summary of other income (expense) is as follows:

                                                               YEAR ENDED JUNE 30,
                                                              ---------------------
                                                              2000     1999    1998
                                                              -----    ----    ----
Net gain (loss) on sale of assets...........................  $ 470    $(11)   $(63)
Net (loss) gain on sale of securities.......................   (141)    (11)      2
Other.......................................................     18      58      44
                                                              -----    ----    ----
Other income (expense)......................................  $ 347    $ 36    $(17)
                                                              =====    ====    ====

(14) COMMITMENTS AND CONTINGENCIES

     The Company is party to various operating leases which relate to the rental of office facilities and equipment. The Company believes it will be able to extend such leases, if necessary. Rent expense charged to operations was $1,069, $1,099 and $1,493 in fiscal 2000, 1999 and 1998, respectively. Future minimum rental payments, exclusive of taxes, insurance and other costs under noncancellable long-term operating lease commitments, are as follows:

                                                              MINIMUM
YEAR ENDING                                                    RENTAL
  JUNE 30,                                                    PAYMENTS
-----------                                                   --------
  2001......................................................    $614
  2002......................................................     185
  2003......................................................     159
  2004......................................................     148
  2005......................................................     110

  Product Liability

     The Company maintains product liability insurance coverage in the amount of $20,000. No significant product liability suit has ever been filed against the Company. However, if one were filed and such a case were successful against the Company, it could have a material adverse effect upon the business and financial condition of the Company to the extent such judgment was not covered by insurance or exceeded the policy limits.

CLASS ACTION LAWSUITS

     On July 14, 2000, Louisiana Wholesale Drug Co. filed a class action complaint in the United States District Court for the Southern District of New York against Bayer Corporation, the Rugby Group and the Company. The complaint alleges that the Company and the Rugby Group agreed with Bayer Corporation not to compete with a generic version of Ciprofloxacin pursuant to an anti-competitive agreement between the defendants. The plaintiff purports to bring claims on behalf of all direct purchasers of Cipro from 1997 to present. On August 1, 2000, Maria Locurto filed a similar class action complaint in the United States District Court for the Eastern Division of New York. On August 4, 2000, Ann Stuart, et al filed a class action complaint in the Superior Court of New Jersey, Law Division, Camden County. This complaint alleges violations of New Jersey statutes relating to the Cipro agreement.

                            BARR LABORATORIES, INC.

     The Company believes that its agreement with Bayer Corporation is a valid settlement to a patent suit and cannot form the basis of an antitrust claim. Although it is not possible to forecast the outcome of these matters, the Company intends to vigorously defend itself. It is anticipated that these matters may take several years to be resolved but an adverse judgment could have a material adverse impact on the Company's financial statements.

INVAMED, INC./APOTHECON, INC. LAWSUIT

     In February 1998 and May 1999, Invamed, Inc., which has since been acquired by Geneva Pharmaceuticals, Inc., a division of Novartis AG ("Invamed"), and Apothecon, Inc., a division of Bristol-Meyers Squibb, Inc. ("Apothecon"), respectively, named the Company and several others as defendants in lawsuits filed in the United States District Court for the Southern District of New York, charging that the Company unlawfully blocked access to the raw material source for Warfarin Sodium. The Company believes that these suits are without merit and intends to defend its position vigorously. These actions are currently in the discovery stage. It is anticipated that this matter may take several years to be resolved but an adverse judgment could have a material adverse impact on the Company's consolidated financial statements.

ADMINISTRATIVE MATTERS

     Federal antitrust authorities have undertaken a review of certain trade practices within the pharmaceutical industry, specifically patent challenge settlements, unfair trade practices by brand drug companies and exclusive supply arrangements. The Company has voluntarily discussed with the Federal Trade Commission ("FTC") its arrangements with the supplier of the raw material for its Warfarin Sodium. The Company has voluntarily responded to requests from the Department of Justice by providing documents relating to the settlement of its Tamoxifen patent challenge. On June 30, 1999, the Company received a subpoena and civil investigative demand from the FTC relating to its March 1997 patent litigation settlement regarding Ciprofloxacin hydrochloride. The Company believes that it has complied with all applicable laws and regulations governing trade and competition in the marketplace in connection with its arrangements with its raw material suppliers and its two patent challenge settlements.

  Other Litigation

     As of June 2000, the Company was involved with other lawsuits incidental to its business, including patent infringement actions. Management of the Company, based on the advice of legal counsel, believes that the ultimate disposition of such other lawsuits will not have any significant adverse effect on the Company's consolidated financial statements.

(15) FOURTH QUARTER CHARGE FOR FISCAL 1998

     During the quarter ended June 1998, the Company recorded a $1.2 million restructuring charge which is included in selling, general and administrative expenses in the Consolidated Statements of Operations. Approximately half of this charge related to the write-off of equipment and leasehold improvements in connection with the closing of a leased New Jersey packaging facility, for which the operations have been relocated to other company facilities. The remainder related to severance related expenses for certain operations employees, primarily those affiliated with the closed facility. As of June 30, 1999, the 1998 fourth quarter restructuring plan was completed and all payments were made.

                            BARR LABORATORIES, INC.

(16) QUARTERLY DATA (UNAUDITED)

     A summary of the quarterly results of operations is as follows:

                                                             THREE MONTH PERIOD ENDED
                                                   --------------------------------------------
                                                   SEPT. 30    DEC. 31     MAR. 31     JUNE 30
                                                   --------    --------    --------    --------
FISCAL YEAR 2000:
Total revenues...................................  $98,853     $120,820    $135,760    $126,845
Cost of sales....................................   61,973       81,326      92,889      79,464
Net earnings.....................................   11,493       12,394       2,667      15,788
EARNINGS PER COMMON SHARE -- ASSUMING DILUTION
Net earnings(1)(3)...............................  $  0.32     $   0.35    $   0.07    $   0.44
                                                   =======     ========    ========    ========
PRICE RANGE OF COMMON STOCK(2)
High.............................................  $ 26.75     $  23.50    $  33.92    $  45.88
Low..............................................    18.88        19.00       20.00       25.38

FISCAL YEAR 1999:
Total revenues...................................  $97,149     $109,220    $122,572    $115,092
Cost of sales....................................   63,908       73,920      87,968      75,597
Net earnings.....................................   11,204       12,281      12,662      13,103
EARNINGS PER COMMON SHARE -- ASSUMING DILUTION
Net earnings(1)..................................  $  0.32     $   0.35    $   0.36    $   0.37
                                                   =======     ========    ========    ========
PRICE RANGE OF COMMON STOCK(2)
High.............................................  $ 26.50     $  33.17    $  32.37    $  27.00
Low..............................................    16.46        16.59       18.92       19.00

---------------
(1) The sum of the individual quarters may not equal the full year amounts due to the effects of the market prices in the application of the treasury stock method. During its two most recent fiscal years, the Company paid no cash dividend.

(2) The Company's common stock is listed and traded on the New York Stock Exchange (BRL). At June 30, 2000, there were approximately 669 shareholders of record of common stock. The Company believes that a significant number of beneficial owners hold their shares in street names.

(3) The quarter ended March 31, 2000 includes a non-recurring charge of $18,940 for agreement expenses ($11.8 million after tax or $0.33 per share) (See
    Note 2 to the Consolidated Financial Statements).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,500,000 SHARES

                         [BARR LABORATORIES, INC. LOGO]

                         ------------------------------
                                   PROSPECTUS
                                           , 2000
                         ------------------------------

                         BANC OF AMERICA SECURITIES LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated to be:


SEC Registration Fee........................................    $79,461.23
NASD Filing Fee.............................................     30,500.00
Stock Exchange Listing Fee..................................
Printing and Engraving Costs................................
Transfer Agent and Registrar Fees...........................
Accounting Fees.............................................
Legal Fees and Expenses.....................................
Blue Sky Fees and Expenses..................................
Miscellaneous...............................................
                                                                ----------
          Total.............................................    $
                                                                ==========

     All expenses will be borne by us and the selling shareholder on a pro rata basis determined by the number of shares sold by each, except that the selling shareholder will pay all legal fees and expenses incurred by it.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 721 through 726 of the New York Business Corporation Law contain detailed provision for indemnification of directors and officers of New York corporations against judgments, penalties, fines, Settlements and reasonable expenses in connection with litigation. Such statutory provisions are not Exclusive of any rights to indemnification granted under our Certificate of Incorporation, as amended (the "Certificate"), our By-laws, as amended (the "By-laws"), indemnification agreements or otherwise.

     Article Eighth of the Certificate and Article X of the By-laws permit, but do not require, us to indemnify our directors and officers to the fullest extent permitted by law.

     We have purchased insurance which insures (subject to certain terms and conditions, exclusions and deductibles) us against certain costs which we might be required to pay by way of indemnification to our directors or officers under the Certificate or By-laws, indemnification agreements or otherwise and protects individual directors and officers from certain losses for which they might not be indemnified by us. In addition, we have purchased insurance which provides liability coverage (subject to certain terms and conditions, exclusions and deductibles) for amounts which we, or the fiduciaries under our employee benefit plans, which may include our directors, officers and employees, might be required to pay as a result of a breach of fiduciary duty.

     Pursuant to the Underwriting Agreement relating to the offering, the underwriters have agreed to indemnify our directors, officers and controlling persons, in their capacity as such, against some liabilities, including some liabilities under the Securities Act, arising out of information furnished to us by the underwriters for use in the prospectus.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT
-------                     ----------------------
 1.1     Form of Underwriting Agreement
 5.1     Opinion of Winston & Strawn
23.1     Consent of Winston & Strawn (See Exhibit 5.1)
23.2     Consent of Deloitte & Touche LLP
24.1     Powers of Attorney (Included on the signature page of this
         Registration Statement)

ITEM 17.  UNDERTAKINGS.

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, (1) each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement, relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, (2) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and (3) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, Unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pomona, State of New York on this 14th day of September, 2000.

                                          BARR LABORATORIES, INC.

                                          By /s/      WILLIAM T. MCKEE
                                            ------------------------------------
                                                      William T. McKee
                                                Senior Vice President, Chief
                                              Financial Officer and Treasurer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Bruce L. Downey and William T. McKee and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                     SIGNATURE                                  TITLE                       DATE
                     ---------                                  -----                       ----
                /s/ BRUCE L. DOWNEY                  Chairman of the Board           September 14, 2000
---------------------------------------------------    (Principal Executive
                  Bruce L. Downey                      Officer)

               /s/ WILLIAM T. MCKEE                  Senior Vice President, Chief    September 14, 2000
---------------------------------------------------    Financial Officer and
                 William T. McKee                      Treasurer (Principal
                                                       Financial Officer and
                                                       Principal Accounting
                                                       Officer)

                /s/ EDWIN A. COHEN                   Vice Chairman of the Board      September 14, 2000
---------------------------------------------------
                  Edwin A. Cohen

                /s/ PAUL M. BISARO                   Director                        September 14, 2000
---------------------------------------------------
                  Paul M. Bisaro

               /s/ ROBERT J. BOLGER                  Director                        September 14, 2000
---------------------------------------------------
                 Robert J. Bolger

                     SIGNATURE                                  TITLE                       DATE
                     ---------                                  -----                       ----
              /s/ MICHAEL F. FLORENCE                Director                        September 14, 2000
---------------------------------------------------
                Michael F. Florence

                 /s/ JACOB M. KAY                    Director                        September 14, 2000
---------------------------------------------------
                   Jacob M. Kay

              /s/ BERNARD C. SHERMAN                 Director                        September 14, 2000
---------------------------------------------------
                Bernard C. Sherman

               /s/ GEORGE P. STEPHAN                 Director                        September 14, 2000
---------------------------------------------------
                 George P. Stephan